Exhibit 10.1

Execution Version

MERGER AGREEMENT

By and Among

ATLANTIC TELE-NETWORK, INC.,

CW ACQUISITION, LLC,

COMMNET WIRELESS, LLC,

The Members of Commnet Wireless, LLC,

SV VI-B COMMNET COMMON BLOCKER CORP.,

SV VI-B COMMNET PREFERRED BLOCKER CORP.,

SUMMIT PARTNERS VI(GP), L.P.,

SUMMIT VENTURES VI-B, L.P

and

SUMMIT VENTURES VI-A, L.P, as Holders’ Representative

July 26, 2005

3.15	Legal Actions.	22

3.16	Employee Benefit Plans.	22

3.17	Employment-Related Matters.	23

3.18	Intellectual Property.	24

3.19	Banking.	25

3.20	Questionable Payments.	25

3.21	Powers of Attorney.	25

3.22	Disclosure.	25

ARTICLE 4	REPRESENTATIONS AND WARRANTIES REGARDING HOLDERS	26

4.1	Organization and Business; Power and Authority; Effect of Merger.	26

4.2	Broker or Finder.	26

4.3	No Insolvency.	26

4.4	Title.	26

4.5	Not a Foreign Person.	27

4.6	Blocker Entities.	27

ARTICLE 5	REPRESENTATIONS AND WARRANTIES OF PARENT	29

5.1	Organization and Business; Power and Authority; Effect of Merger.	29

5.2	Broker or Finder.	30

5.3	Legal Actions.	30

5.4	Financial Capability.	30

ARTICLE 6	COVENANTS	31

6.1	Access to Information; Confidentiality.	31

6.2	Agreement to Cooperate; Governmental Approvals.	31

6.3	Public Announcements.	31

6.4	Financial Statements and System Information.	32

6.5	Third Party Consents; Closing Conditions; Amendments Regarding Subsidiaries.	32

6.6	Conduct of Business.	32

6.7	Non-Solicitation.	34

6.8	Supplemental Disclosure.	34

6.9	Continuation of Insurance.	35

6.10	Directors and Officers Liability Insurance.	35

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ARTICLE 7	CLOSING CONDITIONS	36
7.1	Conditions to Obligations of Each Party.	36

7.2	Conditions to Obligations of Parent.	36

7.3	Conditions to Obligations of the Company and the Holders.	38

ARTICLE 8	INDEMNIFICATION	39

8.1	Survival of Representations and Warranties.	39

8.2	Indemnification by Holders.	39

8.3	Indemnification by Parent.	40

8.4	Limitation of Liability.	40

8.5	Notice of Claims.	41

8.6	Defense of Third Party Claims.	41

8.7	Adjustment to Final Purchase Price.	42

ARTICLE 9	TAX	42

9.1	Section 754 Election.	42

9.2	Tax Return Preparation.	43

9.3	Tax Audits and Claims for Refund.	44

9.4	Tax Cooperation.	44

9.5	Transfer Taxes.	44

9.6	Tax Termination of Company by Consolidation.	44

9.7	Sale or Exchange Treatment.	45

9.8	Short Year Final Return For Company.	45

9.9	Withholding Taxes.	45

ARTICLE 10	TERMINATION	45

10.1	Termination.	45

10.2	Effect of Termination.	46

ARTICLE 11	BROKERS’ FEES	46

ARTICLE 12	GENERAL PROVISIONS	46

12.1	Specific Performance.	46

12.2	Waivers; Amendments.	46

12.3	Fees, Expenses and Other Payments.	47

12.4	Notices.	47

12.5	Severability.	48

12.6	Counterparts; Facsimile Signatures.	49

12.7	Section Headings.	49

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12.8	Governing Law.	49

12.9	Further Acts.	49

12.10	Entire Agreement; Construction; No Implied Warranties.	49

12.11	Assignment.	50

12.12	Parties in Interest.	50

12.13	Holders’ Representative.	50

12.14	Payments to Holders.	52

12.15	Retention of Counsel.	52

ARTICLE 13	GENERAL RELEASE	53

ARTICLE 14	NON-COMPETITION; NON-SOLICITATION	54

14.1	Non-Competition; Non-Solicitation.	54

ATTACHMENTS:

Appendix A:	Definitions
Appendix B:	Membership Interests
Appendix C:	Percentage Interests
Appendix D:	Addresses of Holders for Notice

EXHIBITS:

Exhibit A:	Third Amended and Restated Operating Agreement
Exhibit B:	Indemnity Escrow Agreement
Exhibit C:	True-Up Escrow Agreement
Exhibit D:	Form of Opinion
Exhibit E:	Commitment Letter

SCHEDULES:

Section	Subject
2.3(b)	Holder Allocation of Final Purchase Price
2.4(b)(v)	2005 Capex Expansion Budget
2.5	Sample Calculation of Estimated Purchase Price
2.12	Transactions Prior to the Effective Time
6.5(c)	Organizational Document Amendments
6.5(d)	Certain Actions
6.6(a)(ii)	Conduct of Business
7.2(d)	Required Consents and Required Notices
8.4(a)	Certain Indemnity Items Not Subject to Basket
9.9	Employee Taxes

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DISCLOSURE SCHEDULE:

Section	Subject
3.1(c)	Required Consents
3.1(d)	Organizational Documents and other agreements
3.2(b)	Subsidiaries
3.2(c)	Items Affecting Capital Securities
3.2(d)	Contributions to Subsidiaries
3.3(a)	Financial Statements
3.3(d)	Undisclosed Liabilities
3.3(e)	Indebtedness
3.3(f)	Absence of Changes
3.4(a)	Title to and Condition of Assets
3.5(b)	Master Real Estate Schedule
3.5(c)	Leased Property
3.5(d)	Utility Services; Easements
3.6(a)	Governmental Authorizations
3.6(b)	Exceptions to Governmental Authorizations
3.6(c)	Violations of Laws
3.6(e)	Compliance with Certain Laws
3.7(a)	Contracts with Affiliates
3.7(b)	Officer’s and Manager’s Interests
3.9	Broker or Finder
3.10(a)	Environmental Matters
3.12	Insurance Policies
3.13	Accounts Receivable Aging
3.14(a)	Material Contracts
3.14(b)	Exception Regarding Material Contracts
3.14(d)	Customers
3.15	Legal Matters
3.16(a)	Employee Plans
3.16(f)	Contributions to Employee Plans
3.16(g)	Accelerated Benefits
3.17(a)	Employees
3.17(b)	Employment-Related Matters
3.18	Company Intellectual Property Matters
3.19	Bank Accounts
4.2	Broker or Finder
4.6	Blocker Corporation Matters

- v -

MERGER AGREEMENT

Merger Agreement, dated as of July 26, 2005, by and among Atlantic Tele-Network, Inc., a Delaware corporation (“Parent”), CW Acquisition, LLC, a Delaware limited liability company (“Merger Sub”), Commnet Wireless, LLC, a Delaware limited liability company (“Company”), each of the members of the Company (each, a “Holder”), SV VI-B Commnet Common Blocker Corp., a Delaware corporation (“Common Blocker”), SV VI-B Commnet Preferred Blocker Corp., a Delaware corporation (“Preferred Blocker”, and together with Common Blocker, the “Blockers”), Summit Partners VI(GP), L.P., a Delaware limited partnership (“Blocker GP”), Summit Ventures VI-B, L.P, a Delaware limited partnership (“Blocker Holdco”) and Summit Ventures VI-A, L.P., a Delaware limited partnership, as representative for the Holders (the “Holders’ Representative”).

BACKGROUND:

WHEREAS, the Company and its Subsidiaries are in the business of owning and operating wireless telecommunications systems;

WHEREAS, the respective Managers or Boards of Directors of Parent, the Company and Merger Sub and the requisite members of the Company and Merger Sub each have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth herein;

WHEREAS, on the date hereof, each of Brian Schuchman, Lou Tomasetti and Mark Gergel have entered into Employee Agreements with the Company that will become effective on, and subject to, the Closing;

WHEREAS, SV VI-B Commnet Holdings, L.P., a Delaware limited partnership (“Commnet Holdings”, and together with the Blockers, Blocker GP and Blocker Holdco, the “Blocker Entities”) is a member of the Company and a Holder;

WHEREAS, the Blockers are the only limited partners in Commnet Holdings, and Blocker GP is the only general partner of Commnet Holdings;

WHEREAS, Blocker Holdco holds all of the outstanding Capital Securities of both of the Blockers;

WHEREAS, Blocker GP, has determined that it is in the best interests of Commnet Holdings and the Blockers to distribute all of the assets of Commnet Holdings to Preferred Blocker, Common Blocker and Blocker GP prior to the Effective Time, and the Blockers have agreed to such dissolution and liquidation conditioned upon the consummation of the transactions contemplated by this Agreement; and

WHEREAS, Parent desires to acquire 100% of the outstanding Capital Securities of Common Blocker in lieu of directly acquiring the membership interests of the Company to be held by Common Blocker at the Effective Time (as hereinafter defined), all upon the terms set forth herein.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained and other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby, intending to be legally bound, represent, warrant, covenant and agree as follows:

ARTICLE 1

DEFINED TERMS

Capitalized terms used herein shall have the respective meanings set forth in Appendix A hereto. Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa, and the reference to any gender shall be deemed to include all genders. Unless otherwise defined or the context otherwise clearly requires, terms for which meanings are provided in this Agreement shall have such meanings when used in the Disclosure Schedule hereto. References to “hereof,” “herein” or similar terms are intended to refer to this Agreement as a whole and not a particular section, and references to “this Section” or “this Article” are intended to refer to the entire section or article and not a particular subsection thereof. The word “including” shall not be read restrictively and shall mean “including without limitation” unless otherwise specified.

ARTICLE 2

THE MERGER; CONVERSION OF SECURITIES; CLOSING

2.1 Merger; Surviving Company.

At the Effective Time and in accordance with the provisions of this Agreement and the Delaware Limited Liability Company Act (the “Act”), Merger Sub shall be merged with and into the Company, and Merger Sub shall cease to exist. The Company shall be the surviving company in the Merger (hereinafter sometimes called the “Surviving Company”) and shall continue its existence under the laws of the State of Delaware, succeeding to all rights, privileges, powers, franchises, assets, liabilities and obligations of Merger Sub in accordance with the provisions of the Act. The name of the Surviving Company shall be “Commnet Wireless, LLC” at and after the Effective Time.

2.2 Effective Time.

The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (or at such later time as shall be agreed upon by the Holders and Parent and as shall be set forth in such certificate) in accordance with the Act, which Certificate of Merger shall be so filed at the time of the Closing. The date and time when the Merger becomes effective are herein referred to as the “Effective Time.”

2.3 Status and Conversion of Securities.

The manner of converting or canceling the limited liability company interests of the Company and Merger Sub in the Merger shall be as set forth below. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(a) The common units of limited liability company interest in Merger Sub outstanding immediately prior to the Effective Time shall be converted into Common Shares of the Surviving Company as determined by the Parent, and Parent shall be admitted to the Surviving Company as a member thereof. Immediately following the Merger, Parent will own and hold all of the Capital Securities of the Surviving Company that are not held by BAS or Common Blocker.

(b) In exchange for the Membership Interests held by each Holder (other than BAS and Common Blocker) immediately prior to the Effective Time, all of which are set forth on Appendix B hereto, each Holder shall be entitled to receive a portion of the Final Purchase Price in accordance with the “Proceeds” schedule set forth on Schedule 2.3(b)(Schedule 2.3 shows only a pro forma estimate of the distribution of proceeds, and the numbers on such Schedule will change to reflect the Estimated Purchase Price before Closing and the Final Purchase Price thereafter), which schedule has been determined by the Holders to properly describe the amounts that will be payable at the Closing to each Holder pursuant to Section 8.01 of the Second Amended and Restated Operating Agreement of the Company, dated as of December 22, 2003, as amended prior to the date hereof (the “Operating Agreement”). In lieu of receiving a portion of the cash to which it would otherwise be entitled, immediately upon the Effective Time, (i) BAS will be issued Common Shares of the Surviving Company representing 5% of the aggregate (fully diluted) number of Capital Securities of the Surviving Company in exchange for 335 of his Class B Common Units (the “Rollover Units”) and (ii) Common Blocker will be issued Common Shares of the Surviving Company in exchange for all of its Class A Common Units in the Company (“Blocker Common Units”). The Common Shares issued upon the exchange of the Rollover Units shall have an aggregate Deemed Contribution Account (as defined in the Amended and Restated Operating Agreement) equal to the proceeds that would otherwise have been payable hereunder on account of the Rollover Units. The Common Shares issued upon the exchange of the Blocker Common Units will have an aggregate Deemed Contribution Account equal to the Original Blocker Stock Price. All Holders (other than BAS and Common Blocker) will receive only cash in the Merger and will cease to be members of the Company immediately upon the Effective Time, will not be members of the Surviving Company and will cease to have rights under the Operating Agreement or the Amended and Restated Operating Agreement.

2.4 Purchase Price; Adjustments.

(a) Base Purchase Price. The aggregate purchase price to be paid to the Holders on account of the Merger and to Blocker Holdco and the other Holders on account of the purchase of all of the capital stock of Common Blocker is $53,050,000 (the “Base Purchase Price”), subject to adjustment as set forth below.

(b) Adjustments. The Base Purchase Price will be decreased by the sum of: (i) an amount equal to the greater of any Cash Deficit and any Working Capital Shortfall, plus (ii) the amount of any Excess Debt, plus (iii) the amount of any Net Worth Shortfall, plus (iv) the amount of the Tail Insurance Premium, plus (v) the amount of the Raymond James Fee. The Base Purchase Price will be increased by the sum of (i) the amount of any Working Capital Excess, plus (ii) the amount of any Debt Reduction, plus (iii) the amount of any Gross-Up Amount. Such adjustments shall be determined as follows or, with regard to the Gross-Up Amount, as provided for in Section 2.11 of this Agreement:

(i) Working Capital Excess or Shortfall. If the Company’s Working Capital on the Closing Date (the “Closing Working Capital”) is less than $3,000,000, then the difference between the Closing Working Capital and $3,000,000 shall be the “Working Capital Shortfall”. If the Company’s Closing Working Capital is more than $6,000,000, then the difference between the Closing Working Capital and $6,000,000 shall be the “Working Capital Excess”. To the extent that the Closing Working Capital is equal to or greater than $3,000,000 and less than or equal to $6,000,000 (the “Non-Adjustment Range”), then there will be neither a Working Capital Shortfall nor a Working Capital Excess.

(ii) Indebtedness Reduction or Excess. If the Company’s aggregate Indebtedness on the Closing Date (the “Closing Indebtedness”) is more than $5,738,818, then the difference between the Closing Indebtedness and $5,738,818 shall be the “Excess Debt”. If the Closing Indebtedness is less than $5,738,818, then the difference between the Closing Indebtedness and $5,738,818 shall be the “Debt Reduction”.

(iii) Cash Deficit. The amount by which the Company’s aggregate cash on hand (excluding the proceeds of any sales of assets or Capital Securities outside the Ordinary Course of Business, but including the Great Western Sale Proceeds) on the Closing Date (the “Closing Cash Amount”) is less than $500,000, if any, shall be the “Cash Deficit”.

(iv) Minimum Net Worth. If the consolidated Net Worth of the Company on the Closing Date (the “Closing Net Worth”) is less than $25,000,000, then the difference between such Closing Net Worth and $25,000,000 shall be the “Net Worth Shortfall”.

(v) Any impact on Working Capital resulting from expenditures due and made, or properly recorded, prior to Closing on items specifically covered in the 2005 capital expenditure expansion budget attached hereto as Schedule 2.4(b)(v) will be reversed for purposes of calculating Closing Working Capital.

(vi) Any impact on Working Capital resulting from the continuation of insurance coverage pursuant to Section 6.9 will be reversed for purposes of calculating Closing Working Capital.

(vii) Any adjustments between the Estimated Purchase Price and Final Purchase Price will be applied ratably between the amounts paid for the Membership Interests and common stock of the Common Blocker.

2.5 Estimated Purchase Price. Not less than five (5) Business Days prior to the Effective Time, the Company will prepare and deliver to Parent and Holders’ Representative a closing statement (the “Estimated Closing Purchase Price Certificate”) setting forth the calculation of the Company’s good faith estimate of the Base Purchase Price as adjusted in accordance with Section 2.4(b) (the “Estimated Purchase Price”), including a detailed presentation of the calculations of each component of the adjustments to the Base Purchase Price in accordance with Section 2.4(b), which Estimated Closing Purchase Price Certificate shall be prepared in accordance with GAAP on a basis consistent with past practice (the “Accounting Procedures”).

An example of the calculation of the Estimated Purchase Price based on the Company’s May 31, 2005 balance sheet is attached hereto as Schedule 2.5. The Estimated Closing Purchase Price Certificate will also include a completed Schedule 2.3(b). The portion of Schedule 2.3(b) that shows the amount that would be attributable to the Capital Securities of the Company to be held by Common Blocker immediately prior to the Effective Time shall be referred to as the “Original Blocker Stock Price”.

2.6 Final Determination of Purchase Price.

(a) Within 45 days following the Closing, Parent shall prepare and deliver to Holders’ Representative a final unaudited consolidated balance sheet for the Company as of the Closing Date prepared in accordance with GAAP on a basis consistent with past practice (the “Closing Balance Sheet”). The Closing Balance Sheet shall be accompanied by Parent’s certificate (the “Purchase Price Adjustment Certificate”) setting forth Parent’s detailed calculations, derived from the Closing Balance Sheet, of the Base Purchase Price as adjusted in accordance with Section 2.4(b) and the differences, if any, between such calculations and the Estimated Purchase Price. Holders’ Representative may dispute amounts reflected on the Closing Balance Sheet and the calculations set forth on the Purchase Price Adjustment Certificate by notifying Parent in writing on or before the 30th day following its receipt thereof, which notice shall specify each item in dispute and the amount thereof, and shall set forth in reasonable detail the basis for each such dispute. In the event Holders’ Representative so notifies Parent of any such dispute, Holders’ Representative and Parent shall work together in good faith to resolve such dispute. In the event Parent and Holders’ Representative are unable to resolve such dispute within 30 days following Holders’ Representative notifying Parent of a dispute, Parent or Holders’ Representative shall submit a list of the disputed amounts and any related issues to the Company’s auditors at Ernst and Young LLP (who will serve as experts and not as arbitrators on the disputes submitted for resolution) (the “Accountants”) for resolution. Parent and the Holders’ Representative shall cause the Accountants to agree to resolve the disputed issues as promptly as possible, and in no event later than 30 days following submission to the Accountants. The decision of the Accountants shall be final and binding as to the matter(s) submitted to the Accountants for resolution. The costs of the Accountants shall be borne by the party (either Parent or the Holders) whose determination of the disputed issues was farthest from the determination made by the Accountants, or equally by Parent and the Holders if the determination by the Accountants is equidistant between the determinations of the parties. The Closing Balance Sheet, the Purchase Price Adjustment Certificate and the calculation of the adjustments to the Base Purchase Price in accordance with Section 2.4(b) shall be deemed final for all purposes hereof upon the earliest to occur of (i) the failure by Holders’ Representative to notify Parent of a dispute with respect thereto in accordance with this Section 2.6(a) within 30 days of the receipt by Holders’ Representative of the Closing Balance Sheet and Purchase Price Adjustment Certificate and (ii) the resolution of all disputes arising in accordance with this Section 2.6(a) either by Parent and Holders’ Representative or the Accountants, in which case the Closing Balance Sheet, the Purchase Price Adjustment Certificate and the calculation of the adjustments to the Base Purchase Price in accordance with Section 2.4(b) shall be as determined in accordance with such resolution of all such disputes (the Base Purchase Price, as adjusted in accordance with Section 2.4(b) as set forth in the Purchase Price Adjustment Certificate and in accordance with the resolution of any disputes arising with respect thereto under this Section 2.6(a) is referred to as the “Final Purchase Price”).

(b) If (i) the Final Purchase Price is greater than the Estimated Purchase Price, then the Parent or the Company shall remit to the Holders’ Representative for distribution to the Holders a cash payment equal to the sum of the Final Purchase Price minus the Estimated Purchase Price, or (ii) the Final Purchase Price is less than the Estimated Purchase Price, then the Holders shall remit to Parent an amount of cash equal to the sum of the Estimated Purchase Price minus the Final Purchase Price. The Parent and the Holders’ Representative shall jointly notify the Escrow Agent as soon as practicable upon the final determination of the Final Purchase Price and shall direct the Escrow Agent with regard to the disbursement of the True-Up Escrow Amount in accordance with such final determination.

2.7 Closing. Subject to the terms and conditions hereof, the closing of the Merger (the “Closing”) will occur, effective as of 12:01 a.m., at the offices of Edwards & Angell, LLP, 101 Federal Street, Boston, Massachusetts 02110 not later than the fifth (5th) Business Day after all of the conditions to Closing set forth in Article 7, other than those that by their nature are to be satisfied concurrently with the Closing, have been satisfied or, to the extent permissible by Law, waived. The date on which the Closing occurs is referred to as the “Closing Date.” At the Closing, the Company shall execute a certificate of merger (the “Certificate of Merger”) and cause the Certificate of Merger to be delivered in escrow to Parent. At the Closing, each of the parties shall deliver such instruments and documents as are required in Article 7 of this Agreement. At the Effective Time, the Parent shall make the following disbursements:

(a) the Parent shall disburse the Debt Repayment Amount by wire transfer of immediately available funds to such account (or accounts) in the United States as shall be set forth in the Payoff Letters;

(b) the Parent shall disburse to the Escrow Agent, the Indemnity Escrow Amount and the True-Up Escrow Amount;

(c) the Parent shall disburse to Raymond James, the Raymond James Fee; and

(d) the Parent shall disburse to the Holders and Blocker Holdco the Estimated Purchase Price, less the Indemnity Escrow Amount and less the True-Up Escrow Amount (such aggregate amount, the “Closing Payment”), by wire transfer of immediately available funds to such account (or accounts) in the United States in the exact amounts as the Holders’ Representative shall designate in written instructions (the “Payment Instructions”) to Parent not later than two (2) Business Days prior to the Closing.

In addition, the Parent shall cause the Surviving Company to issue to BAS and Common Blocker Common Shares in the Surviving Company in accordance with Section 2.3(b) hereof. Upon receipt of evidence that the Closing Payment has been disbursed to the account (or accounts) designated in the Payment Instructions, the Company shall release the Certificate of Merger from escrow, and Parent shall file the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the Act. The Parent and the Company shall have no obligation with regard to the delivery of the Closing Payment or any other amount of the Final Purchase Price to the Holders and Blocker Holdco except to deliver all such amounts to the Holders and Blocker Holdco in accordance with the Payment Instructions.

2.8 Operating Agreement. At the Effective Time, without any further action by any Person, the Operating Agreement, as in effect at the Effective Time, shall be amended and restated as set forth in Exhibit A (the “Amended and Restated Operating Agreement”).

2.9 Officers and Managers. From and after the Effective Time, the officers and managers set forth in the Amended and Restated Operating Agreement shall be the officers and managers of the Surviving Company, each to hold office in accordance with the Amended and Restated Operating Agreement.

2.10 Escrows.

(a) To secure the Holders’ indemnification obligations under Article 8, Parent will withhold from the Estimated Purchase Price and will deliver to the Escrow Agent, the Indemnity Escrow Amount. The Escrow Agent shall hold and distribute such funds in accordance with the terms of the Indemnity Escrow Agreement. On the first anniversary of the Closing Date, the Indemnity Escrow Amount will be released to Holders’ Representative for distribution to the Holders; provided, however, that if there are any asserted but unresolved claims for indemnity by Parent as of the first anniversary, the full amount of such claims will be retained and held in escrow in accordance with the Indemnity Escrow Agreement until such claims are finally resolved, at which time such amounts will be disbursed to Parent and the Holders’ Representative (for distribution to the Holders) in such relative amounts as will give effect to the final resolution of such claims.

(b) To secure the Holders’ obligations under this Article 2 with regard to the determination of the Final Purchase Price and the adjustments to be made pursuant to Section 2.6, Parent will withhold from the Estimated Purchase Price, and shall deliver to the Escrow Agent, the True-Up Escrow Amount. The Escrow Agent shall hold and distribute such funds in accordance with the True-Up Escrow Agreement. Any amounts owed to Parent due to a post-closing adjustment to be made pursuant to Section 2.6 shall be paid to Parent out of the True-Up Escrow Amount. Upon determination of the Final Purchase Price pursuant to Section 2.6, the True-Up Escrow Amount will be released to Holders’ Representative for distribution to the Holders, subject to all amounts due to Parent in accordance therewith being paid. The Holders shall be responsible to pay Parent any amounts owed to Parent in excess of the True-Up Escrow Amount. In the event that the Holders fail to pay Parent any such amount, Parent shall have the option to require that such amount be paid to Parent out of the Indemnity Escrow Amount.

2.11 Consideration Allocation. Within 45 days of the date hereof, Parent shall prepare and deliver to the Holders’ Representative a written allocation of the Final Purchase Price among the assets of the Company and further among the assets of the Company’s Subsidiaries that are treated as disregarded entities for U.S. federal Tax Law, pursuant to Sections 755 and 1060 of the Code, as the case may be, and other applicable provisions of the Code and Treasury Regulations thereunder (the “Consideration Allocation”). If the Consideration Allocation proposed by Parent would result in the recognition of ordinary income for Tax purposes (excluding amounts of ordinary income that are treated as compensation to employees of the Company, the “Ordinary Income Amount”) of more than $2,500,000 in the aggregate for all Holders, and Parent does not irrevocably offer to pay to the Holders as an increase in the Base

Purchase Price at the Closing an amount (the “Gross Up Amount”) equal to 28% of the excess of (a) the Ordinary Income Amount over (b) $2,500,000, then the Holders’ Representative will have the right to terminate this Agreement in accordance with Section 10.1(f). If the Holders’ Representative does not terminate this Agreement, the Consideration Allocation shall be binding on the parties unless the Holders’ Representative objects to such Consideration Allocation within 15 days after receipt of such written allocation. The Consideration Allocation agreed to as set forth above shall be subject to adjustments to reflect purchase price adjustments. If the Parent and the Holders’ Representative reconcile their differences as to the allocation of the Final Purchase Price, the Consideration Allocation shall be adjusted accordingly. If the Parent and the Holders’ Representative are unable to reconcile any differences within 20 days after the Holders’ Representative notifies the Parent of its objections, then the Consideration Allocation shall be submitted to an independent accounting firm for final determination (the “Independent Accounting Firm”), and the Consideration Allocation shall be deemed adjusted in accordance with the determination of the Independent Accounting Firm and shall become binding upon the parties hereto. The costs and expenses of the Independent Accounting Firm shall be apportioned equally between the Company and the Holders. Any costs owed by Holders on account thereof and not paid by them in a timely manner will, if the Parent so elects, be paid to the Surviving Company from the True-Up Escrow Amount. The Consideration Allocation shall be made in accordance with applicable U.S. federal Tax Law. The Consideration Allocation shall be adjusted as necessary to take into account any payments, including contingent payments, appropriately treated as purchase price pursuant to U.S. federal Tax Law and any analogous provision of foreign, state or local Law. To the extent that any adjustments to the Consideration Allocation are made prior to Closing that result in a lower Ordinary Income Amount, then such adjustments shall be taken into account in determining any portion of the Gross Up Amount to be paid by Parent as part of the Estimated Purchase Price and the Final Purchase Price. Each of the parties hereto agrees to file all Tax Returns and make all other necessary filings consistent with the Consideration Allocation, as adjusted pursuant to the provisions of this paragraph. No party hereto will take any position inconsistent with the Consideration Allocation on any Tax Return or in any audit or judicial or administrative proceedings before any Taxing Authority or court of law (except to the extent otherwise required by a “final determination” within the meaning of the Code).

2.12 Transactions Prior to the Effective Time. At the Closing, but immediately prior to the Effective Time, the following transactions (the “Pre-Merger Transactions”) shall occur in the order presented:

(a) Blocker GP shall cause Commnet Holdings to liquidate and distribute all of the Membership Interests held by Commnet Holdings to Preferred Blocker, Common Blocker and Blocker GP in accordance with the allocation on Schedule 2.12(a), (and Blocker GP shall provide Parent with an updated and final copy of Schedule 2.12(a) not less than three (3) Business Days prior to the Effective Time).

(b) Upon receipt of Membership Interests in accordance with Section 2.12(a), Blocker Holdco, Common Blocker, Preferred Blocker and Blocker GP shall be deemed Holders under this Agreement.

(c) Blocker Holdco shall sell and transfer to each Holder that is not a Summit Entity, and each such non-Summit Holder shall purchase from Blocker Holdco its pro-rata share of all issued and outstanding common stock of Common Blocker in accordance with the allocation and for the purchase price specified on Schedule 2.12(c). Such purchase price shall be paid out of the proceeds to be received by the Holders hereunder at Closing, and has been taken into account in determining the amounts payable to each of the Holders (other than the Summit Entities) pursuant to Schedule 2.3(b).

(d) Each Holder holding stock of Common Blocker (which will include Blocker Holdco but not the other Summit Entities) shall then sell and transfer to Parent, and Parent shall purchase all issued and outstanding common stock of Common Blocker held by the Holders in accordance with the allocation specified on Schedule 2.12(d) for an aggregate purchase price equal to the Original Blocker Stock Price less $950,000. Immediately following the transfer of such common stock to Parent, Common Blocker shall cease to be treated as a Holder for all purposes hereunder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

The Company hereby represents and warrants to Parent as follows:

3.1 Organization and Business; Power and Authority; Effect of Transaction.

(a) Each of the Company and the Company’s Subsidiaries (which, for the purposes of this Article 3 shall include each of the Wholly-Owned Subsidiaries, the Majority-Owned Subsidiaries and the Company Affiliates) is a limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, has all requisite power and authority to own or hold under lease its properties and to conduct its business as now conducted and is duly qualified and in good standing as a foreign entity in each other jurisdiction in which the character of the property owned or leased by it or the nature of its business or operations requires such qualification, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect.

(b) The Company has all requisite power and authority necessary to enable it to execute and deliver, and to perform its obligations under, this Agreement and to consummate the Merger; and the execution, delivery and performance by the Company, of this Agreement and any other agreements to be executed by the Company in connection herewith and the consummation of the Merger have been duly authorized by all requisite action on the part of the Company and its members and managers. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be subject to bankruptcy, moratorium, insolvency, reorganization, voidable preference, fraudulent conveyance and other similar Laws affecting the rights or remedies of creditors and obligations of debtors generally and except as the same may be subject to the effect of general principles of equity.

(c) Neither the execution and delivery by the Company of this Agreement, nor the consummation of the Merger by the Company will result in the creation of any Lien, other than a Permitted Lien, upon any of the Assets, or will conflict with or result in a breach or violation of any term, condition or provision of or termination of, or otherwise give any other Person the right to terminate, or constitute a default, event of default or an event that, with notice, lapse of time or both, would constitute a default or event of default under the terms of, or require giving notice to, or the consent, authorization or approval of, any Person or Governmental Authority, except for the notices, consents, authorizations and approvals set forth in Section 3.1(c) of the Disclosure Schedule (collectively the “Required Consents”), under:

(i) any Organizational Document of the Company or the Company’s Subsidiaries;

(ii) any Law applicable to the Company or the Company’s Subsidiaries;

(iii) any Material Contract to which the Company or any of the Company’s Subsidiaries is a party or by which they are bound; or

(iv) any Governmental Authorization;

(d) Section 3.1(d) of the Disclosure Schedule sets forth a list of all of the Organizational Documents and other agreements that relate in any way to the ownership, control or governance of each of the Company and its Subsidiaries. The Company has heretofore delivered to the Parent true, correct and complete copies of each of such documents. Other than such documents, there are no documents or other agreements relating to the ownership, control or governance of the Company or its Subsidiaries.

3.2 Capitalization; Investments.

(a) The Company has authorized the following Capital Securities: (i) 9,821.94 Preferred Units, (ii) 2,940 Class A Common Units, (iii) 3,060 Class B Common Units and (iv) 1,058 Class C Common Units. All of the Preferred Units, Class A Common Units and Class B Common Units, and 706 of the Class C Common Units are, and immediately prior to the Effective Time will be, issued and outstanding, and no other Capital Securities or other limited liability company interests in the Company are, or immediately prior to the Effective Time will be, authorized, issued or outstanding. The ownership of all such Units is as set forth on Appendix B hereto. All of the issued and outstanding Capital Securities of the Company are duly authorized, validly issued, fully paid and nonassessable and were issued in accordance with all applicable federal and state securities Laws.

(b) Except as set forth in Section 3.2(b) of the Disclosure Schedule, none of the Company or any of its Subsidiaries directly or indirectly (i) owns, of record or beneficially, any outstanding Capital Securities or other interests in any Person or (ii) controls any other Person. Section 3.2(b) of the Disclosure Schedule sets forth for each Subsidiary of the Company (i) its name and jurisdiction of formation and (ii) the amount and type of issued and outstanding Capital Securities (together with the names of the holders thereof and the amount held by each such holder). All of the issued and outstanding Capital Securities of each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable and were issued in accordance with all applicable federal and state securities Laws. The Company or one or more of its Subsidiaries, as applicable, has good and valid title to all of the issued and outstanding Capital Securities of each of the Company’s Subsidiaries that are shown in Section 3.2(b) of the

Disclosure Schedule as held by the Company or one of its Subsidiaries, in each case free and clear of all Liens. The Company has good and valid title to the issued and outstanding Capital Securities of Pacificom held by the Company, free and clear of all Liens.

(c) Except as set forth in Section 3.2(c)(i) of the Disclosure Schedule there are no outstanding Liens, obligations, restrictions, options, warrants, calls, convertible securities or other rights, agreements, arrangements or commitments of any kind that have been issued, made or granted to any Person relating to the Capital Securities of the Company or any Subsidiary, or obligating the Company or any of its Subsidiaries to issue or sell any Capital Securities in, the Company or any of its Subsidiaries to any Person. Except as set forth in Section 3.2(c)(ii) of the Disclosure Schedule, there are no outstanding Contractual Obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Capital Securities of, or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. Other than as set forth in Section 3.2(c)(iii) of the Disclosure Schedule, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of the Capital Securities of the Company or any Subsidiary.

(d) Except as set forth in Section 3.2(d) of the Disclosure Schedule, with regard to each of the Company’s Subsidiaries, (i) the Company (or one of its Subsidiaries) has made all capital contributions or other payments that it is required to make to such Subsidiary under any Contracts (including the Organizational Documents of any Subsidiary) or Laws, (ii) no such Subsidiary can require the Company to make any further contribution or other payment without the Company’s consent, (iii) no other member of a Subsidiary or any other Person has any right to acquire the Company’s Capital Securities or other interest in such Subsidiary or to require the Company to acquire such Person’s Capital Securities or other interest in the Subsidiary, and (iv) no other member of a Subsidiary or any other Person has any right to require the Company to participate in any sale of, or other transaction relating to, any of the Subsidiaries.

(e) The Company has delivered to the Parent true, correct and complete copies of the minutes, resolutions and consents of the Company and each Subsidiary through the date hereof, none of which minutes, resolutions or consents have been rescinded.

(f) The Company has a valid contractual right to receive any amounts that would otherwise be payable to Brian Schuchman, Robert E. Haver and Charles M. Many as a result of their ownership of Commnet PCS, LLC, which represents 75% of the membership interests therein.

3.3 Financial Statements; Undisclosed Liability; No Material Adverse Effect; Absence of Changes.

(a) Attached as Section 3.3(a) of the Disclosure Schedule are the following financial statements:

(i) The audited financial statements of the Company for the period from January 29, 2002 through December 31, 2002, and for the twelve-month periods ended December 31, 2003 and December 31, 2004 (the “Audited Financial Statements”); and

(ii) The consolidated unaudited financial statements of the Company for the five (5) month period ending on May 31, 2005 (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”).

(b) The Financial Statements have been prepared from the books and records of the Company in accordance with GAAP consistently applied, and maintained throughout the periods indicated, and present fairly in all respects the financial condition of the Company and the Company’s Subsidiaries as at their respective dates and the results of operations for the periods covered thereby, except that the Interim Financial Statements do not include (x) footnotes and the disclosures required therein or (y) such exceptions as would apply as a result of normal year-end adjustments.

(c) The books of account and other financial records of the Company and the Subsidiaries: (i) are complete and correct, and do not contain or reflect any inaccuracies or discrepancies and (ii) have been maintained in accordance with good business and accounting practices.

(d) Except as set forth on Section 3.3(d) of the Disclosure Schedule, there exist no liabilities, whether known, unknown, due or to become due, absolute, contingent (in any way), accrued or matured, of the Company or any of its Subsidiaries that would be required to be reflected in a consolidated balance sheet prepared in accordance with GAAP, other than (i) liabilities that are reflected, reserved for or disclosed in the balance sheet set forth in the Interim Financial Statements (the “Interim Balance Sheet”), and (ii) liabilities incurred in the Ordinary Course of Business since the date of the Interim Balance Sheet.

(e) Except as set forth on Section 3.3(e) of the Disclosure Schedule or on the Interim Balance Sheet, none of the Company or its Subsidiaries has any Indebtedness.

(f) Except as set forth on Section 3.3(f) of the Disclosure Schedule, since December 31, 2004, each of the Company and its Subsidiaries has conducted its business only in the Ordinary Course of Business, and there has not occurred with respect to either the Company or any of its Subsidiaries:

(i) any material revaluation of any of their Assets; or

(ii) any sale, lease, license, pledge, disposal of, encumbrance of or transfer of any of their properties or Assets with a fair market value, individually or in the aggregate, in excess of $50,000;

(iii) any Material Adverse Effect;

(iv) any transaction other than in the Ordinary Course of Business or any transaction with any of their Affiliates or any of their officers, directors, managers or employees;

(v) any material damage, destruction or casualty loss with respect to their Assets;

(vi) any waiver of any material rights, whether or not in the Ordinary Course of Business;

(vii) any distribution or any dividend or other payment to any of their members other than distributions or dividends paid to the Company;

(viii) any prepayment (other than scheduled payments of interest and principal required under any Contracts governing Indebtedness) of any Indebtedness;

(ix) any issuance or redemption of any Capital Securities;

(x) any acceleration of accounts receivable or delay in accounts payable other than in the Ordinary Course of Business; or

(xi) any agreement or understanding to do any of the foregoing.

3.4 Title to and Condition of Assets.

(a) The Company and its Subsidiaries have good, valid and marketable title, or a valid leasehold interest, as applicable, to all of their Assets, including all properties and assets reflected in the Interim Balance Sheet and not sold, retired or otherwise disposed of since the date thereof in the Ordinary Course of Business, free and clear of all Liens except for Permitted Liens and except for the Liens listed in Section 3.4(a)(i) of the Disclosure Schedules, all of which will be discharged on or before the Closing. Except as set forth in Section 3.4(a)(ii) of the Disclosure Schedules, the Assets include all rights, assets and property necessary to the continued operation of the Business by the Company and its Subsidiaries after the Closing in the manner operated by the Company and its Subsidiaries during the 12-month period preceding the date of this Agreement. No Person other than the Company and its Subsidiaries owns, leases, licenses or otherwise has any options or rights of any kind in or to the Assets or the Business. All Assets owned or leased by the Company and its Subsidiaries and used in the Business are in their possession and subject to their control or accessible through rights granted under the Site Leases and Tower Leases.

(b) All buildings, structures (including tower structures), facilities, fixtures, equipment and other tangible Assets, including all network equipment, are in good working condition and repair, subject to normal wear and maintenance, are fit for their intended purposes, are usable in the Ordinary Course of Business, are located, to the Company’s Knowledge, such that they are not encroaching on the property or rights of any Person, and conform in all respects to any applicable Laws and Governmental Authorizations relating to their construction, use and operation.

(c) Since December 31, 2004, each of the Company and its Subsidiaries has maintained and operated its Assets in the Ordinary Course of Business.

(d) All of the assets, tangible or intangible, and rights of the Predecessor Companies relating to the roaming business have been properly assigned, transferred, contributed or otherwise granted to the Company, either directly or through a merger (though such rights and assets may have been assigned or distributed thereafter to one of the Company’s Subsidiaries or otherwise sold or transferred by the Company or one of the Company’s Subsidiaries).

3.5 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns, or has previously owned, any real property.

(b) Section 3.5(b) of the Disclosure Schedule (hereinafter referred to as the “Master Real Estate Schedule”) includes a list of all real property subject to leases that the Company or any of its Subsidiaries are party to, including the Site Leases and Tower Leases (collectively, the “Leased Property”), together with the name of the lessor or sublessor or lessee or sublessee, as applicable, the date of the lease agreement and any amendments, the lease term, the obligations of the lessee thereunder and an indication of the use of such property.

(c) Except as otherwise set forth in Section 3.5(c) of the Disclosure Schedule:

(i) each of the leases entered into by the Company or any of its Subsidiaries has been duly authorized, executed and delivered by the Company or a Subsidiary and each of the other parties thereto, and is a legal, valid and binding obligation of the Company or one of its Subsidiaries, and, to the Company’s Knowledge, each of the other parties thereto, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, moratorium, insolvency, reorganization and other applicable Laws affecting the rights and remedies of creditors and obligations of debtors generally and except as the same may be subject to the effect of general principles of equity;

(ii) the Company or one of its Subsidiaries has an operable leasehold interest in and to the Leased Property, and has access to its Assets located on the Leased Property as provided in the applicable Site Lease or Tower Lease;

(iii) true, accurate and complete copies of each of the Site Leases, Tower Leases and other leases set forth in the Master Real Estate Schedule have been provided to the Parent;

(iv) neither the Company nor any of its Subsidiaries nor any other party to any such lease, has violated in any respect any provision of, or committed or failed to perform any act that, with or without notice, lapse of time or both, would constitute a breach under the provisions of any lease, including a Site Lease or Tower Lease;

(v) none of the Holders, the Company or any of the Company’s Subsidiaries has received any written correspondence or notice from any counterparty to a lease giving notice of an intention to terminate such agreement or of an intention not to renew any such agreement following the expiration of the current term;

(vi) neither the Company nor any Subsidiary has received any notice of, or has knowledge of, (i) any non-compliance with applicable building codes (including failure to obtain required construction permits), zoning regulations, occupational health and safety Laws or any other Laws applicable to, or (ii) any condemnation or eminent domain proceedings with respect to, any parcel of Leased Property or the Company’s or its Subsidiary’s use or occupancy thereof;

(vii) the Company or one of its Subsidiaries has obtained required construction permits with respect to any construction of a tower by the Company or one of its Subsidiaries on the Leased Property;

(viii) neither the Company nor any of its Subsidiaries is party to any management, franchise, license or other agreement for the management of operations at any other location; and

(ix) all tower structures and other improvements on each Tower Site are in compliance in all material respects with all applicable title covenants, conditions, restrictions and reservations and all applicable Laws, including the National Historic Preservation Act.

(d) Except as set forth in Section 3.5(d) of the Disclosure Schedule, (a) the utility services currently available to each Tower Site are adequate for the present use of each such site by the Company and its Subsidiaries, and are being supplied by utility companies with the necessary utilities for the present use of each such site by the Company and its Subsidiaries, and no action is pending or to Company’s Knowledge threatened that, individually or in the aggregate, would have the effect of terminating or limiting such utility services, and (b) the Company or one of its Subsidiaries has obtained all easements and rights-of-way that are reasonably necessary for ingress and egress to and from each Tower Site that is the subject of a Site Lease, and no action is pending or to Company’s Knowledge threatened, nor to Company’s Knowledge is any Event existing or potentially existing, which, individually or in the aggregate, could have the effect of terminating or limiting such access.

3.6 Compliance with Governmental Authorizations and Applicable Law.

(a) Section 3.6(a)(i) of the Disclosure Schedule sets forth (i) all of the FCC Authorizations and (ii) all other Governmental Authorizations, together with any amendments thereto, in each case held by the Company or any of its Subsidiaries. The Company has provided to, or made available to, Parent or its legal counsel, all Governmental Authorizations of the Company and the Company’s Subsidiaries, and any amendments thereto. Except as otherwise shown in Section 3.6(a)(ii) of the Disclosure Schedule, all roaming revenues shown on the Financial Statements are derived, directly or indirectly, from the FCC Authorizations.

(b) Except as set forth in Section 3.6(b)(i) of the Disclosure Schedule, the Company and each Subsidiary holds (and is the sole holder of) all Governmental Authorizations, including all FCC Authorizations, required under applicable Law for the lawful conduct of their respective businesses and the Business in the Ordinary Course of Business. Except as set forth in Section 3.6(b)(ii) of the Disclosure Schedule, all such Governmental Authorizations are valid and in full force and effect, and the Company and its Subsidiaries are in material compliance with all Governmental Authorizations, including without limitation all lighting and marking requirements imposed by the FAA and FCC. All such Governmental Authorizations are renewable by their terms or in the Ordinary Course of Business without the need to comply with any qualification procedures not generally applicable to holders of such licenses or to pay any amounts other than routine filing and regulatory fees. None of the FCC Authorizations will be, or could be reasonably expected to be, adversely affected by the consummation of the Merger or of any action taken in connection therewith. All reports, registrations, filings, forms and statements required to be filed by the Company or one of its Subsidiaries with all Governmental Authorities, including the FCC and the FAA, with respect to the lawful conduct of their respective businesses have been filed. Each of such reports, registrations, filings, forms and statements, when filed, complied as to form with, and the requirements of, the applicable Governmental Authorities, or in the event of any non-compliance with respect thereto, such non-compliance has been cured prior to the date hereof. All fees, charges, assessments, duties, levies or other payments required to be paid by the Company or any of its Subsidiaries to any Governmental Authority, including the FCC and the FAA, have been paid. No such Governmental Authorization is the subject of any pending or, to Company’s Knowledge, threatened challenge or proceeding to revoke or terminate any such Governmental Authorization, or to fine or admonish the Company or one of its Subsidiaries. Except as set forth in Section 3.6(b)(iii) of the Disclosure Schedule, none of the FCC Authorizations are subject to being acquired by any other Person without the consent of the Company or one of its Subsidiaries.

(c) Except as set forth in Section 3.6(c) of the Disclosure Schedule, the Company and each of its Subsidiaries is in material compliance with all applicable Laws. Except as otherwise described in Section 3.6(c) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is in breach or violation of, or default in the performance, observance or fulfillment of, any applicable Law relating to the Company or any of the Company’s Subsidiaries, nor has any of the Holders, the Company or the Company’s Subsidiaries received any written or, to Company’s Knowledge, oral notice from any Governmental Authority alleging any such breach, violation or default.

(d) The Company and its Subsidiaries have accurately reported all revenue in compliance with FCC Laws (i) for universal service purposes, and (ii) pertaining to federal funds and regulatory fees, including, but not limited to, telecommunications relay service, local number portability, number administration, and the FCC annual regulatory fee, and have timely paid all amounts due and payable with respect to all such programs and fees.

(e) Except as set forth in Section 3.6(e) of the Disclosure Schedule, the operations of the Company and its Subsidiaries (including, without limitation, all switches) are fully compliant with the Laws related to the Communications Assistance for Law Enforcement Act of 1994 (CALEA) and E911 regulations in all locations where E911 regulations have been implemented. The switches operated by the Company and its Subsidiaries are CALEA-capable from a software standpoint and are either equipped with all hardware for compliance with current CALEA requirements or deployed in a manner to facilitate CALEA hardware upgrades without significant downtime.

(f) The Company and its Subsidiaries: (i) are in compliance with Sections 24.239-253 of the FCC Rules; (ii) are not in receipt of any notice of microwave relocation liability; and (iii) know of no set of facts which would give rise to such liability.

(g) The Company and its Subsidiaries are in compliance with the Local TV Act and all Laws related thereto.

3.7 Related Transactions.

(a) Except as set forth in Section 3.7(a) of the Disclosure Schedule, none of Holders or any of their Affiliates (other than the Company and its Subsidiaries) is a party to any Contract with the Company or its Subsidiaries.

(b) Except as set forth in Section 3.7(b) of the Disclosure Schedule, none of the officers, directors, managers or employees of the Company or the Company’s Subsidiaries (i) has outstanding any Indebtedness or similar obligations to the Company or any of its Subsidiaries, (ii) owns any direct or indirect interest in, or is a manager, director, officer, employee, partner, or consultant of, any competitor, supplier, customer, distributor, lessor, tenant, creditor or debtor of the Company or any of its Subsidiaries, (iii) has any interest in any Asset, or (iv) otherwise is a party to any Contract with the Company or any of its Subsidiaries, except for normal compensation for services as an officer, manager, director or employee thereof. Except as set forth in Section 3.7(b) of the Disclosure Schedule, none of the Holders or the officers, directors or managers of Holders owns any direct or indirect interest in, or is a manager, director, officer, employee, partner, or consultant of, any competitor, supplier, customer, distributor, lessor, tenant, creditor or debtor of the Company or any of its Subsidiaries.

3.8 Tax Matters. Each of the Company and its Subsidiaries has timely filed all Tax Returns required to be filed, and all Taxes owed (whether or not shown or required to be shown on such Tax Returns) have been paid or remitted. All such Tax Returns were true, complete and correct and were prepared in accordance with applicable Law. No portion of any Tax Return is currently the subject of any audit or Legal Action by any Taxing Authority, and no such audit or Legal Action is to Company’s Knowledge threatened. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return, and neither the Company nor any of its Subsidiaries has waived any statute of limitation with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no Tax Liens (other than Liens for Taxes not yet due and payable) on any of the Assets that will not be paid prior to Closing or, to Company’s Knowledge, any Lien, action, suit, proceeding, investigation, audit, examination or assessment with regard to any Taxes. No claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. The Company and each of its Subsidiaries has withheld and paid all Taxes required to be withheld and paid in connection with any amounts paid to any employee, independent contractor, creditor, stockholder or other third party and has collected and remitted or will remit all required sales, use, goods and services or other commodity Taxes. The amount established as an accrual for Taxes (aside from any reserve for deferred Taxes established to reflect timing differences between book and Tax accrual) on the Interim Financial Statements (as opposed to the notes thereto) is sufficient, as computed in accordance with GAAP, for the payment of all unpaid Taxes of the Company and its Subsidiaries, whether or not disputed, for all periods ended on and prior to the date thereof. Since December 31, 2004, neither the Company nor any of its Subsidiaries has incurred any liabilities for Taxes other than in the Ordinary Course of Business. The Company has delivered to Parent correct and complete copies of all federal, state and local income Tax Returns filed with respect to the Company and its Subsidiaries for taxable periods ending on or after December 31, 2003. Neither the Company nor any of its Subsidiaries will be required as a result of a change in accounting method for any period ending on or before the Closing Date to include any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign income tax law) in income for any period ending after the Closing Date, and there is no application pending with any Governmental Authority requesting permission for any changes in any of the accounting methods of the Company or any of its Subsidiaries for Tax purposes. No Governmental Authority has proposed any such adjustment or change in accounting method. Neither the Company nor any of its Subsidiaries has entered into any Tax allocation, sharing or indemnification agreement with any party. Since its formation, each of the Company and its Subsidiaries has been treated as a disregarded entity or partnership for purposes of federal, state and local income tax laws and, accordingly, has not been subject to federal, state or local tax based on gross or net income. The Company has not taken any action which would result in the inclusion of any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) ”closing agreement” as described in Code section 7121 (or any corresponding or similar provision of state, local, or foreign income tax law); (ii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iii) prepaid amount received on or prior to the Closing Date.

3.9 Broker or Finder. Except as set forth in Section 3.9 of the Disclosure Schedule, no Person assisted in or brought about the negotiation of this Agreement or the Merger in the capacity of broker, agent or finder or in any similar capacity on behalf of any of the Holders, the Company or any of its Subsidiaries.

3.10 Environmental Matters.

(a) Except as set forth in such Section 3.10(a) of the Disclosure Schedule:

(i) Neither the Company nor any of its Subsidiaries has been notified in writing that the Company or one of Company’s Subsidiaries is a “potentially responsible party” under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Resource Conservation Recovery Act, as amended, or any similar state Law;

(ii) None of the Company or Company’s Subsidiaries has entered into or received any consent decree, compliance order or administrative order issued pursuant to any Environmental Law;

(iii) None of the Company or Company’s Subsidiaries is a party in interest or in default under any Judgment issued pursuant to any Environmental Law;

(iv) Each of the Company and its Subsidiaries is in compliance with, and has obtained, all Environmental Permits and none of the Holders, the Company or any of the Company’s Subsidiaries has received any written notice that any Environmental Permit is not in full force and effect;

(v) (A) to the Company’s Knowledge, there are no Hazardous Materials on, at, in or under any property currently or formerly leased by the Company, any other property, (I) that requires or, upon notification to a Governmental Authority, would require, remediation under Environmental Law that could reasonably be expected to affect the Company or any of its Subsidiaries, or (II) that could reasonably be expected to result in liability of or costs to the Company or any of its Subsidiaries under Environmental Law, and (B) the operations of the Company and its Subsidiaries have not, and do not currently, involve the generation, transportation, treatment, recycling or disposal of, hazardous waste, as defined under any Environmental Law, except for amounts that would qualify a Person as a small quantity generator or a conditionally exempt small quantity generator under any Environmental Law or that otherwise would not reasonably be expected to result in liability or costs to the Company or any of its Subsidiaries;

(vi) each of the Company and its Subsidiaries is in compliance with all Environmental Laws, and is not the subject of any pending or, to Company’s Knowledge, threatened, Legal Action with respect to violations or breaches of any Environmental Law; and

(vii) to Company’s Knowledge, no violations of Environmental Laws have been committed by the owner of (or any other Person at) any Leased Property.

(b) Copies of all environmental studies, surveys and reports in the possession or control of Holders, the Company or the Company’s Subsidiaries, with respect to Company, the Company’s Subsidiaries, the Tower Sites or the related tower structures, together with all agreements between Company or any of the Company’s Subsidiaries, on the one hand, and the U.S. Environmental Protection Agency or any other similar Governmental Authority, on the other hand, have been made available to Parent.

3.11 No Insolvency. None of the Company or any of the Company’s Subsidiaries is, or immediately prior to or immediately following the Merger will be, insolvent as determined under any applicable bankruptcy, insolvency, fraudulent conveyance or similar Laws of any applicable jurisdiction.

3.12 Insurance. The Company and its Subsidiaries maintain policies of title, liability, property and casualty, fire, worker’s compensation and other forms of insurance (including bonds) and which insure against risks and liabilities to an extent and in a manner customary in the wireless telecommunications industry. Section 3.12(a) of the Disclosure Schedule sets forth each insurance policy under which the Company or any of its Subsidiaries maintains or is a beneficiary. All premiums payable under each such policy have been duly paid to date and each such insurance policy or binder is in full force and effect. None of the Company or its Subsidiaries is in default with respect to any provision of any of such insurance policies. Except as set forth in Section 3.12(b) of the Disclosure Schedule, none of the Company and its Subsidiaries have been refused any insurance coverage by any insurance carrier to which they have applied for insurance during the past three years. Neither the Company nor any of its Subsidiaries has received or given written notice of cancellation with respect to any one of the insurance policies listed on Section 3.12(a) of the Disclosure Schedule. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in any violation of or default or loss of any benefit (including the right to receive payment of any claim) under, or permit the termination of, any of the policies listed in Section 3.12(a) of the Disclosure Schedule.

3.13 Accounts Receivable Aging. Section 3.13 of the Disclosure Schedule sets forth a true, complete and accurate list as of the end of the month immediately preceding the date hereof of the total amounts of Company’s and the Company’s Subsidiaries’ accounts receivable and the aging of such accounts receivable based on the following schedule: 0-30 days, 31-60 days, 61-90 days and over 90 days. All accounts receivable set forth on the Interim Balance Sheet and all subsequent balance sheets and reports required to be delivered pursuant to this Agreement are or will be valid and genuine, have arisen or will arise solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the Ordinary Course of Business. Reserves for doubtful accounts have been provided for in the Interim Financial Statements in accordance with GAAP and consistent with the Ordinary Course of Business. To the Company’s Knowledge, there are no Events or circumstances that will, or could reasonably be expected to, cause such reserves to be inadequate to cover expected collection losses.

3.14 Contracts.

(a) Except as set forth in Section 3.14(a) of the Disclosure Schedule, none of the Company or its Subsidiaries is bound by (i) any Contract that was entered into other than in the Ordinary Course of Business, (ii) any Contract that contains restrictions with respect to payment of dividends or any other distribution in respect of its capital stock, partnership interests or limited liability company interests, (iii) any Contract relating to capital expenditures in excess of $50,000 (either individually or in the aggregate), (iv) any Contract relating to Indebtedness, (v) any loan or advance by such Person to, or investment by such Person in, any Person (other than a Subsidiary), and any Contract relating to the making of any such loan, advance or investment, (vi) any guarantee or other contingent liability in respect of any Indebtedness or obligation of any Person, (vii) any management, service, employment, consulting or any other similar type Contract requiring payment of salary or fees, (viii) any Contract limiting the ability of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person, (ix) any warranty, guaranty or similar undertaking with respect to contractual performance extended by the Company or any of its Subsidiaries other than in the Ordinary Course of Business, (x) any commission, representative, distributorship or sales agency Contract, (xi) any collective bargaining agreement with any labor union or other representative of employees, (xii) any Contract that governs any joint venture, partnership or other cooperative arrangement or any other relationship involving a sharing of profits, (xiii) any Contract that would result in the merger with or into or consolidation into, or the acquisition of all or substantially all of the assets of, another Person (other than this Agreement), (xiv) any Contract with any Governmental Authority, (xv) any Contract providing for the sale, assignment, license or other disposition of any Asset with a value in excess of $100,000 or of any right of the Company or any of its Subsidiaries, including any Company Intellectual Property, (xvi) any Contract granting a Lien (other than Permitted Liens) upon any Asset owned by the Company or one of its Subsidiaries, (xvii) any Contract which calls for the payment by or on behalf of the Company or any of its Subsidiaries in excess of $100,000 per annum, or the delivery by the Company or any of its Subsidiaries of goods or services with a fair market value in excess of

$100,000 per annum, or provides for the Company or any of its Subsidiaries to receive any payments in excess of, or any property with a fair market value in excess of $100,000 per annum, (xviii) any Contract to manage any real property, (xix) any Contract to provide an indemnification to any other Person, other than Contracts with suppliers, distributors, sales representatives and customers entered into in the Ordinary Course of Business or indemnification provided in connection with any real property lease or in connection with personal property leases entered into in the Ordinary Course of Business, (xx) Tower Leases, (xxi) Site Leases, (xxii) any roaming Contract with any of the customers identified in Section 3.14(d) of the Disclosure Schedule, (xxiii) any Contract for any charitable or political contribution or (xxiv) any amendment, modification or supplement in respect of any of the foregoing (each of (i)-(xxiv), a “Material Contract”).

(b) Except as otherwise set forth in Section 3.14(b) of the Disclosure Schedule, each Material Contract is in full force and effect and there exists no breach by the Company or any of its Subsidiaries or, to Company’s Knowledge, any Event that, with the giving of notice, the lapse of time or the happening of any further Event, could become a default by the Company or any of its Subsidiaries thereunder. To the Company’s Knowledge, no other party to any Material Contract is in breach thereof and no Event has occurred that, with the giving of notice, the lapse of time or the happening of any further Event, could become a default by such other party thereunder.

(c) Prior to the date hereof, the Company has made available to Parent correct and complete copies of all Material Contracts.

(d) Section 3.14(d) of the Disclosure Schedule sets forth the five (5) largest customers of the Company and its Subsidiaries (in terms of roaming revenue generated on a consolidated basis), in each case for the five months ended May 31, 2005 and the dollar amounts of revenues attributable to such customers for such period. The relationships of the Company and its Subsidiaries with such customers are good commercial working relationships and no such customer has canceled or otherwise terminated, or, threatened in writing to cancel or otherwise terminate, its relationship with the Company or any of its Subsidiaries, as applicable, or has during the last twelve (12) months decreased or limited materially or threatened to decrease or limit materially, its purchases of, or payments for, services from the Company or its Subsidiaries and, to the Company’s Knowledge, no such customer is expected to so decrease or limit materially its purchases of, or payments for, services from the Company and its Subsidiaries, as applicable. The Company has not, and no Person acting on the Company’s behalf has, provided to the Company’s customers any material contract terms (including pricing) or other confidential information related to any of the Company’s or its Subsidiaries contractual relationships with its other customers.

(e) The Company and its Subsidiaries have complied with all build-out requirements as set forth in any of the Material Contracts or other Contracts of the Company and its Subsidiaries, and none of them are at risk of having any of their FCC Authorizations repurchased or forfeited as a result of any breach of a Contract.

3.15 Legal Actions.

Except as set forth in Section 3.15(a) of the Disclosure Schedule, there is no Legal Action pending, or to Company’s Knowledge, threatened, nor, to the Company’s Knowledge, has any Event occurred that could reasonably be expected to be the basis for any Legal Action, (a) against any Holders that would prevent any Holder or the Company from consummating the Merger, or (b) against the Company or its Subsidiaries or (as relating to the Business) any of their key employees. Except as set forth in Section 3.15(b) of the Disclosure Schedule, there are no outstanding Judgments, settlement agreements or similar orders by which the Company, its Subsidiaries or any of their respective assets or properties, are bound.

3.16 Employee Benefit Plans.

(a) Section 3.16(a) of the Disclosure Schedule contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including, without limitation, multiemployer plans within the meaning of ERISA section 3(37)), and all stock purchase, stock option, restricted stock and other equity compensation plan, severance, employment, change-in-control, statutory fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, that is sponsored, maintained or contributed to by the Company or its Subsidiaries and under which any employee or former employee of the Company or its Subsidiaries has any present or future right to benefits sponsored or maintained by the Company or its Subsidiaries or under which the Company or its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Employee Plans”.

(b) With respect to each Employee Plan, the Holders have provided or made available to the Parent a complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and any subsequent summaries of modifications; and (iv) for the two most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c) (i) Except for any act or failure to act that is not reasonably likely to result in a liability to the Company or its Subsidiaries, each Employee Plan has been established and administered in accordance with its terms, and is in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each Employee Plan which is intended to be qualified within the meaning of Code section 401(a) is so qualified and has received a favorable determination letter as to its qualification, and has been timely amended for tax Law changes commonly known as “GUST” or “EGTRRA”, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) no event has occurred and no condition exists that would subject the Company or its Subsidiaries, either directly or by reason of their affiliation with any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Code sections 414(b), (c), (m) or (o)), to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations; (iv) no Employee Plan provides retiree welfare benefits and neither the Company nor its Subsidiaries have any obligations to provide any retiree welfare benefits except as required under Section 4980B of the Code or similar state Law; and (v) neither the Company, its Subsidiaries nor any member of their Controlled Group has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.

(d) None of the Employee Plans is subject to Title IV of ERISA (including, without limitation, any multiemployer plan within the meaning of ERISA section 4001(a)(3)) or the minimum funding requirements of Code section 412 or ERISA section 302 and none of the Company, its Subsidiaries or any member of their Controlled Group has incurred any liability under Title IV of ERISA which remains unsatisfied.

(e) With respect to any Employee Plan, (i) no actions, suits or claims (other than routine claims for benefits in the Ordinary Course of Business) are pending or, to the Company’s Knowledge, threatened, (ii) no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other governmental agencies are pending, in progress or, to Company’s Knowledge, threatened.

(f) Except as set forth in Section 3.16(f) of the Disclosure Schedule, all contributions, premiums or payments required to be made with respect to any Employee Plan have been made on or before their due dates. All such contributions that have been fully deducted for income tax purposes have not been challenged or disallowed by any government entity and no fact or event exists which could give rise to any such challenge or disallowance. All employee contributions have been timely made in accordance with Department of Labor Regulation 29 C.F.R. Section 2510.3-102.

(g) Except as set forth in Section 3.16(g) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (i) result in a material payment (including, without limitation, severance, unemployment compensation or otherwise) becoming due from the Company under any Employee Plan to any employee or former employee; (ii) materially increase any benefit otherwise payable under any Employee Plan; or (iii) accelerate the time of payment or vesting, or increase the amount of, any compensation due to any individual.

3.17 Employment-Related Matters.

(a) Section 3.17(a) of the Disclosure Schedule sets forth a list of the names, titles, position and annual rates of compensation (including base salary, bonus opportunity, commission and other incentive pay, if any) of the employees, officers or directors of the Company and the Company’s Subsidiaries.

(b) Except as set forth in Section 3.17(b) of the Disclosure Schedule, (1) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other

Contract with any labor organization or other representative of any employees of the Company or its Subsidiaries, nor is any such Contract presently being negotiated; (2) to Company’s Knowledge, no campaigns are being conducted to solicit cards from any of the employees of the Company or its Subsidiaries to authorize representation by any labor organization, and no such campaigns have been conducted within the past three years; (3) no labor strike, slowdown, work stoppage, dispute, lockout or other labor controversy is in effect or, to Company’s Knowledge threatened, and neither the Company nor any of its Subsidiaries has experienced any such labor controversy within the past three years; (4) no unfair labor practice charge or complaint is pending or, to Company’s Knowledge, threatened against the Company or any of its Subsidiaries or any of their officers or employees; (5) no grievance or arbitration proceeding is pending or, to Company’s Knowledge, threatened against the Company or any of its Subsidiaries or any of their officers or employees; (6) no action, complaint, charge, inquiry, proceeding or, to the Company’s Knowledge, investigation by or on behalf of any employee, prospective employee, former employee, labor organization or other representative of the employees of the Company or any of its Subsidiaries is pending or, to Company’s Knowledge, threatened against the Company or any of its Subsidiaries or any of their officers or employees; (7) neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to its employees or its employment practices; (8) the Company and each of its Subsidiaries is in compliance with all applicable Laws, Contracts, policies, plans, and programs relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment, and the termination of employment, including but not limited to any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) or similar Laws; and (9) neither the Company nor any of its Subsidiaries is liable for any severance pay or other payments to any employee or former employee arising from the termination of employment, nor will the Company or any of its Subsidiaries have any liability under any benefit or severance policy, practice, agreement, plan, or program which exists or arises, or may be deemed to exist or arise, under any applicable law or otherwise, as a result of or in connection with the transactions contemplated hereunder or the termination of any of the employees of the Company or any of its Subsidiaries on or prior to the Closing Date; and (10) neither the Company nor any of its Subsidiaries has closed any plant or facility, effectuated any layoffs of employees or implemented any early retirement program within the past three years, nor has the Company or any of its Subsidiaries planned or announced any such action or program for the future.

3.18 Intellectual Property.

(a) Section 3.18(a)(i) of the Disclosure Schedule sets forth all Intellectual Property owned by the Company and/or its Subsidiaries which is issued by, registered or filed with, or has been submitted to, any Governmental Authority, all unregistered Company Intellectual Property, and all license, consent or other agreements concerning Company Intellectual Property to which the Company or one of its Subsidiaries is a party (other than “shrink-wrapped”, “off-the-shelf” or perpetual paid-up software licenses or software licenses implied by the sale of the product licensed to the Company or any of it Subsidiaries for which the Company and its Subsidiaries collectively pay an annual fee of less than $25,000) (“IP Licenses”). Except as disclosed on Section 3.18(a)(ii) of the Disclosure Schedule, the Company and/or its Subsidiaries owns or has the right to use all Intellectual Property necessary for the Company and each of its Subsidiaries to conduct its business in the Ordinary Course of Business, free of all Liens other than Permitted Liens.

(b) Except as disclosed on Section 3.18(b) of the Disclosure Schedule, (i) to the Company’s Knowledge, all of the registered Company Intellectual Property is valid, enforceable and unexpired; (ii) there have been no claims made in writing, or to Company’s Knowledge, threatened against the Company asserting that the Company Intellectual Property infringes or misappropriates the rights of others, and to Company’s Knowledge, the Company Intellectual Property is not being infringed or misappropriated by others; (iii) no Legal Action or judgment has been rendered, or, to Company’s Knowledge, is threatened, that seeks to cancel, limit or challenge the validity, enforceability, ownership or use of any Company Intellectual Property, and the Holders know of no valid basis for same; (iv) the Company or one of its Subsidiaries has taken reasonable steps to protect, maintain, and secure all confidential and proprietary information included in the Company Intellectual Property; (v) no party to an IP License is, or is alleged to be, in breach or default thereunder; and (vi) the Merger shall not impair the rights of the Company or its Subsidiaries under, or cause any party to breach or default under any IP License, or cause additional fees to be due thereunder.

3.19 Banking. Section 3.19 of the Disclosure Schedule contains a true and complete list of the names and locations of all financial institutions at which the Company and its Subsidiaries maintain a checking account, deposit account, securities account, safety deposit box or other deposit or safekeeping arrangement the numbers or other identification of all such accounts and arrangements.

3.20 Questionable Payments. Neither the Company nor any of its Subsidiaries has, in connection with their respective businesses, (a) made or paid for any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any direct or indirect unlawful payments to government officials or employees (whether of the United States or otherwise) from corporate funds, (c) established or maintained any unlawful or unrecorded fund of corporate monies or other assets, (d) made any false or fictitious entries on the books of account of the Company or its Subsidiaries, or (e) made or received any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

3.21 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company or any of its Subsidiaries.

3.22 Disclosure. This Agreement, the Disclosure Schedule and Schedules, Appendices and Exhibits attached hereto, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES REGARDING HOLDERS

Exclusive of Section 4.6, each Holder, with respect to itself only, hereby severally represents and warrants to Parent as follows:

4.1 Organization and Business; Power and Authority; Effect of Merger.

(a) Such Holder (to the extent such Holder is an Entity) is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.

(b) Such Holder has all requisite legal capacity, power and authority necessary to enable it to execute and deliver, and to perform its obligations under, this Agreement and any other agreements to be executed by such Holder in connection herewith and to consummate the Merger; and the execution, delivery and performance by such Holder of this Agreement have been duly authorized by all requisite action on the part of each such Holder. This Agreement has been duly executed and delivered by such Holder and constitutes a legal, valid and binding obligation of such Holder, enforceable against such Holder in accordance with its terms, except as such enforceability may be subject to bankruptcy, moratorium, insolvency, reorganization, voidable preference, fraudulent conveyance and other similar Laws affecting the rights or remedies of creditors and obligations of debtors generally and except as the same may be subject to the effect of general principles of equity.

(c) Neither the execution and delivery of this Agreement by such Holder, nor the consummation of the Merger, will result in the creation of any Lien, other than a Permitted Lien, upon any of the Assets or Membership Interests, or will conflict with or result in a breach or violation of any term, condition or provision of or termination of, or otherwise give any other Person the right to terminate, or constitute a default, event of default or an event that, with notice, lapse of time or both, would constitute a default or event of default under the terms of, or require giving notice to, or the consent, authorization or approval of, any Person or Governmental Authority, under:

(i) any Organizational Document of such Holder;

(ii) any Law applicable to such Holder;

(iii) any Contract to which such Holder is a party; or

(iv) any Governmental Authorization that is not set forth in Section 3.6(a) of the Disclosure Schedule; or

(v) any order of any Governmental Authority applicable to such Holder or any of its properties or assets.

4.2 Broker or Finder. Except as set forth in Section 4.2 of the Disclosure Schedule, no Person assisted in or brought about the negotiation of this Agreement or the Merger in the capacity of broker, agent or finder or in any similar capacity on behalf of such Holder.

4.3 No Insolvency. Such Holder is not and, immediately prior to and following the consummation of the Merger will not be, insolvent, as determined under any applicable bankruptcy, insolvency, fraudulent conveyance or similar Laws of any applicable jurisdiction.

4.4 Title. Such Holder has good and valid title to all of the issued and outstanding Membership Interests owned by such Holder free and clear of any Liens. As of the Effective time, each Holder will have good and valid title to the issued and outstanding Capital Securities of the Common Blocker as set forth on Schedule 2.12(d), in each case free and clear of all Liens.

4.5 Not a Foreign Person. Such Holder is not considered to be a “foreign person” for any purposes under the Code.

4.6 Blocker Entities. Blocker Holdco hereby severally represents and warrants the following:

(a) Common Blocker is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, has all requisite power and authority to own or hold under lease its properties and to conduct its business as now conducted and is duly qualified and in good standing as a foreign entity in each other jurisdiction in which the character of the property owned or leased by it or the nature of its business or operations requires such qualification.

(b) The Blocker Entities have all requisite power and authority necessary to enable them to execute and deliver, and to perform their obligations under, this Agreement, including the Pre-Merger Transactions; and the execution, delivery and performance by them, of this Agreement, including the Pre-Merger Transactions, and any other agreements to be executed by them in connection herewith have been duly authorized by all requisite action on the part of themselves and their partners, stockholders and directors. This Agreement has been duly executed and delivered by the Blocker Entities and constitutes a legal, valid and binding obligation of each Blocker Entity, enforceable against them in accordance with its terms, except as such enforceability may be subject to bankruptcy, moratorium, insolvency, reorganization, voidable preference, fraudulent conveyance and other similar Laws affecting the rights or remedies of creditors and obligations of debtors generally and except as the same may be subject to the effect of general principles of equity.

(c) The execution and delivery by the Blocker Entities of this Agreement, and the consummation of the transactions contemplated hereby, including the Pre-Merger Transactions, will not result in the creation of any Lien, other than a Permitted Lien, upon any of the assets of Common Blocker, or will conflict with or result in a breach or violation of any term, condition or provision of or termination of, or otherwise give any other Person the right to terminate, or constitute a default, event of default or an Event that, with notice, lapse of time or both, would constitute a default or event of default under the terms of, or require giving notice to, or the consent, authorization or approval of, any Person or Governmental Authority under:

(i) any Organizational Document of Common Blocker;

(ii) any Law applicable to Common Blocker;

(iii) any Contract to which Common Blocker is a party or by which it is bound; or

(iv) any Governmental Authorization;

(d) Section 4.6(d) of the Disclosure Schedule sets forth a list of all of the Organizational Documents and other agreements that relate in any way to the ownership, control or governance of Common Blocker. Blocker Holdco has heretofore delivered to the Parent true, correct and complete copies of each of such documents. Other than such documents, there are no documents or other agreements relating to the ownership, control or governance of Common Blocker

(e) Common Blocker has authorized the following Capital Securities: 3,000 shares of Common Stock, par value $0.01 per share. 100 shares of Common Stock are, and immediately prior to the Effective Time will be, issued and outstanding, and no other Capital Securities in the Common Blocker are, or immediately prior to the Effective Time will be, authorized, issued or outstanding. Blocker Holdco has good and valid title to all of the issued and outstanding Capital Securities of Common Blocker, free and clear of all Liens. The ownership of all such Capital Securities as of immediately prior to the Effective Time will be as set forth in Schedule 2.12(d). All of the issued and outstanding Capital Securities of Common Blocker are duly authorized, validly issued, fully paid and non-assessable and were issued in accordance with all applicable federal and state securities Laws.

(f) Except for the ownership of units of the Company as set forth on Appendix B, none of Common Blocker or any of its Subsidiaries directly or indirectly (i) owns, of record or beneficially, any outstanding Capital Securities or other interests in any Person or (ii) controls any other Person.

(g) Except as set forth in Section 4.6(g)(i) of the Disclosure Schedule or in this Agreement, there are no outstanding Liens, obligations, restrictions, options, warrants, calls, convertible securities or other rights, agreements, arrangements or commitments of any kind that have been issued, made or granted to any Person relating to the Capital Securities of Common Blocker, or obligating Common Blocker to issue, or sell any Capital Securities in, Common Blocker to any Person. Except as set forth in Section 4.6(g)(ii) of the Disclosure Schedule, there are no outstanding Contractual Obligations of Common Blocker to repurchase, redeem or otherwise acquire any Capital Securities of, or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. Other than as set forth in this Agreement, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of the Capital Securities of Common Blocker

(h) Except as set forth in Section 4.6(h) of the Disclosure Schedule, with regard to Common Blocker, (i) the Blocker Holdco made all capital contributions or other payments that it is required to make to Common Blocker under any Contracts (including the Organizational Documents of Common Blocker) or Laws, (ii) Common Blocker cannot require any holder of its stock to make any further contribution or other payment without such Blocker Holdco’s consent, and (iii) except as otherwise provided in this Agreement, no other Person has any right to acquire the Common Blocker Capital Securities or other interest in such Common Blocker or to require the Common Blocker to acquire such Person’s Capital Securities.

(i) All resolutions and consents of the stockholders or directors of Common Blocker, have been delivered to Parent. None of the provided items have been rescinded or cancelled.

(j) Common Blocker has not conducted or operated any trade or business since the date of its incorporation and its sole business activity has been to hold membership interests in Commnet Holdings or the Company.

(k) Except for obligations or liabilities incurred in connection with its formation, organization and capitalization, Common Blocker has not incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreement with any Person.

(l) As of the date hereof, there are (a) no actions, suits, investigations, or proceedings pending or, to the Knowledge of Blocker Holdco, threatened against Common Blocker before any court, arbitration or mediation body, domestic or foreign, or Governmental Authority, and (b) no judgments, decrees, injunctions or orders of any Governmental Authority, court or arbitrator outstanding against Common Blocker.

(m) Common Blocker has prepared and filed all Tax Returns required to be filed, by the date such returns were due to be filed (after giving effect to extensions timely filed), and all such returns are true, correct and complete in all respects and were prepared in accordance with applicable Law. All Taxes owed (whether or not shown or required to be shown on such Tax Returns) by Common Blocker have been paid or remitted.

(n) Common Blocker has no employees.

(o) There are no liabilities or obligations between Common Blocker, on the one hand, and any current or former officer, director, stockholder, Affiliate of any of the Blocker Entities, the Company or any Holder, or any Affiliate of any such officer, director, stockholder or Affiliate, on the other hand. Common Blocker does not provide or cause to be provided any assets, services or facilities to any such current or former officer, director, stockholder or Affiliate.

(p) Except as set forth in Section 4.6(p) of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Blocker Entities.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to Holders as follows:

5.1 Organization and Business; Power and Authority; Effect of Merger.

(a) Parent is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware, has all requisite power and authority to own or hold under lease its properties and to conduct its business as now conducted and is duly qualified and in good standing as a foreign entity, in each other jurisdiction in which the character of the property owned or leased by it or the nature of its business or operations requires such qualification except where the failure to be so qualified or in good standing would not have a Material Adverse Effect.

(b) Each of Parent and Merger Sub has all requisite power and authority necessary to enable it to execute and deliver, and to perform its obligations under this Agreement and to consummate the Merger; and the execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by all requisite action on the part of Parent and Merger Sub, respectively. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub, respectively, in accordance with its terms, except as such enforceability may be subject to bankruptcy, moratorium, insolvency, reorganization, voidable preference, fraudulent conveyance and other similar Laws affecting the rights and remedies of creditors and obligations of debtors generally except as the same may be subject to the effect of general principles of equity.

(c) Neither the execution and delivery by Parent or Merger Sub of this Agreement nor the consummation of the Merger, by Parent or Merger Sub will conflict with or result in a breach or violation of any term, condition or provision of, termination of, or otherwise give any other Person the right to terminate, or constitute a default, event of default or an event which, with notice, lapse of time or both, would constitute a default or event of default under the terms of or require giving notice to, or the consent, authorization or approval of, any Person or Governmental Authority under:

(i) any Organizational Document of Parent or Merger Sub;

(ii) any Law applicable to Parent or Merger Sub;

(iii) any Contract to which Parent or Merger Sub is a party or by which any of their properties or businesses is bound; or

(iv) any order of any Governmental Authority applicable to Parent or Merger Sub or any of their properties or assets.

5.2 Broker or Finder. No agent, broker, investment banker, financial advisor other firm or Person engaged by or on behalf of Parent or Merger Sub is or will be entitled to a fee or commission in connection with the Merger.

5.3 Legal Actions. There are no Legal Actions pending or, to Parent’s knowledge, threatened against Parent or Merger Sub that would prevent Parent or Merger Sub from consummating the Merger.

5.4 Financial Capability. Parent and the lender party thereto have validly executed the Commitment Letter attached hereto as Exhibit E (the “Commitment Letter”), and Parent is not aware of any facts or circumstances that create a reasonable basis to believe that Parent will not be able to obtain at Closing the financing contemplated by the Commitment Letter either by the lender specified therein or another lender. Assuming that Parent obtains at Closing the financing contemplated by the Commitment Letter, Parent (i) will have at Closing sufficient internal funds available to pay the Final Purchase Price and any expenses incurred by Parent or Merger Sub in connection with the transactions contemplated by this Agreement, (ii) has, and at the Closing will have, the resources and capabilities (financial or otherwise) to perform its obligations hereunder and (iii) has not incurred any obligation, commitment, restriction or liability of any kind, which would impair or adversely affect such resources and capabilities.

ARTICLE 6

COVENANTS

6.1 Access to Information; Confidentiality.

(a) Upon reasonable prior notice from Parent, the Company shall (a) give Parent and its authorized representatives reasonable access during all reasonable times to the Company’s and each Subsidiary’s books and records, facilities and assets, (b) provide such financial and operating data and other information with respect to the Business as Parent may reasonably request, and (c) make its officers, directors, employees, attorneys, accountants, consultants, financial advisors, agents and affiliates available to Parent and cause them to reasonably assist and cooperate with Parent, and (d) provide Parent with reasonable access to its customers, vendors and creditors.

(b) Each party agrees to treat confidentially all of the non-public information received from the other and will not disclose any such information to any third party (other than in the case of Parent, potential debt financing sources), except as required by Law or by any applicable rule or regulation of any stock exchange or other self-regulatory organization. Without limiting the foregoing, each Holder and the Company agrees that it will not purchase or sell any securities of Parent prior to Closing or the termination of this Agreement, and the Company will advise its employees who are aware of this Agreement of the prohibition on trading securities of Parent while in possession of non-public information concerning Parent.

6.2 Agreement to Cooperate; Governmental Approvals. Parent, Holders and the Company agree to cooperate and use their Best Efforts as follows: (i) to file the necessary applications and other filings seeking consent from the FCC for the transfer of control over the FCC Authorizations within ten (10) days following the date hereof; (ii) to prepare and file with the Federal Trade commission (“FTC”) and the United States Department of Justice (“DOJ”) and other regulatory authorities as promptly as possible, but in any event within ten (10) Business Days of the execution of this Agreement, all requisite applications and amendments thereto together with related information, data and exhibits necessary to satisfy the requirements of the HSR Act (with respect to the transactions contemplated hereby); (iii) to file for all other necessary regulatory approvals for the consummation of the transactions contemplated by this Agreement within ten (10) Business Days following the date hereof, and (iv) to diligently pursue the processing of any such applications and filings before the FCC, FTC, DOJ and other applicable Governmental Authorities so as to obtain all requisite Governmental Authority approvals of the Merger within 75 days of the date hereof. Parent shall pay all filing fees associated with compliance under this Section 6.2.

6.3 Public Announcements. The parties shall issue a joint press release, mutually acceptable to Parent and the Company, promptly after the date hereof. Thereafter, no party to this Agreement will issue any press release or make any other public disclosures concerning the transactions contemplated hereby or the terms of this Agreement without the prior written consent of both Parent and the Company. Notwithstanding the above, nothing in this Section 6.3 will preclude any party from making any disclosures required by Law or necessary and proper in conjunction with the filing of any Tax Return or other document required to be filed with any Governmental Authorities; provided, that the party required to make the release or statement shall allow the other parties reasonable time to review and comment on such release or statement in advance of such issuance; and provided, further, that Parent may make such disclosures or announcements, filings and applications required by any applicable Law or regulation (including federal and state securities Laws) or otherwise consistent with Parent’s past practices and SEC guidance regarding transaction disclosures.

6.4 Financial Statements and System Information. Between the date hereof and the Closing Date, Holders shall cause the Company to provide Parent promptly after they become available, and in any event within 20 days of the end of each calendar month, the unaudited balance sheet and statement of income (including detailed revenue classifications) and the regular monthly and quarterly, as applicable, financial and operating reporting package for the Company and its Subsidiaries.

6.5 Third Party Consents; Closing Conditions; Amendments Regarding Subsidiaries.

(a) Holders will cause the Company to use its Best Efforts to obtain all Required Consents as promptly as practicable. Parent and Holders covenant and agree that each of them will reasonably cooperate with each other and with the Company, and Parent will use its Best Efforts to assist Holders to obtain all Required Consents, including the furnishing of financial and other information specifically with respect to Parent, its Affiliates, or Holders, as the case may be, reasonably required by the Person whose consent or approval is being sought.

(b) Parent and Holders hereby covenant and agree to use their Best Efforts to satisfy, or assist the other party in satisfying, the closing conditions applicable to the parties in Article 7 hereof prior to the Closing Date.

(c) The Company will use its Best Efforts to enter into amendments to, or side letters regarding, the Organizational Documents of the Company’s Subsidiaries to resolve the issues set forth on Schedule 6.5(c) hereto, all in a form satisfactory to Parent.

(d) The Company will use its Best Efforts to accomplish the items set forth on Schedule 6.5(d).

6.6 Conduct of Business.

(a) From and after the date hereof, the Company shall, and shall cause each of its Subsidiaries to, operate only in the Ordinary Course of Business. In furtherance and not in limitation of the foregoing, from and after the date hereof, the Company and its Subsidiaries shall:

(i) operate the Business and the Cellular Systems in accordance with the FCC Authorizations and other Governmental Authorizations, and comply in all material respects with all Laws applicable to them, including the regulations of the FCC and any other Governmental Authority having jurisdiction over the Company or any of its Subsidiaries or the Business;

(ii) except as provided on Schedule 6.6(a)(ii), and except for Assets sold in the Ordinary Course of Business, refrain from making any sale, lease, transfer or other disposition of any of the Assets other than in connection with replacements with assets of like use and value, in the Ordinary Course of Business;

(iii) perform all obligations under the Company’s Material Contracts and refrain from amending in any material respect, or amending and restating or terminating any of the Material Contracts, including any Organizational Documents of the Company or its Subsidiaries;

(iv) maintain insurance coverage on the Assets comparable or better than that set forth in Section 3.12 of the Disclosure Schedule;

(v) maintain its books and records in the Ordinary Course of Business;

(vi) take all actions necessary to maintain all of its rights and interest in, and the validity of, the FCC Authorizations and other Governmental Authorizations and (A) not permit any of the FCC Authorizations or other Governmental Authorizations to expire, or to be surrendered or voluntarily modified in a manner materially adverse to the operation of the Business, (B) not take any action that would reasonably be expected to cause the FCC or any other Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under any of the FCC Authorizations or other Governmental Authorizations, or (C) fail to prosecute with due diligence any pending applications to any Governmental Authority;

(vii) notify Parent in writing promptly after learning of the institution of any Legal Action against Holders, the Company or any of the Company’s Subsidiaries, or any Legal Action or other action against any of the Company or its Subsidiaries or Holders before the FCC or any other Governmental Authority, and notify Parent in writing promptly upon receipt of any administrative or court order relating to the Company, the Company’s Subsidiaries, the Holders, Assets or the Business;

(viii) maintain the Company’s and each of its Subsidiaries’ business equipment, systems and other fixed assets as necessary to maintain the Company’s and each of its Subsidiaries’ business’s reliability standards, footprint coverage and network capacity;

(ix) maintain the relations and goodwill of the Business with the suppliers, customers and distributors of the Business and any others having business relations with the Business;

(x) not make any prepayments (other than scheduled payments of interest and principal to the extent required under any Contract governing Indebtedness) of any Indebtedness;

(xi) not issue or redeem, or make any distributions on account of, any Capital Securities, except for (A) regular distributions on the Company’s Preferred Units through the Closing Date and (B) distributions to Holders of up to 45% of the Company’s year-to-date 2005 net income through the Closing Date relating to taxes as contemplated by the Operating Agreement, consistent with and in accordance with past practice (including with regard to the percentage of year-to-date net income so distributed); or

(xii) not accelerate any accounts receivable or delay any accounts payable outside of the Ordinary Course of Business.

(b) The Company will not take any action, or fail to take any action, that will cause the representations and warranties contained in this Agreement to become untrue or incorrect prior to and on the Closing Date.

(c) The Company shall use all commercially reasonable efforts to keep available the services of the Company’s and each of its Subsidiaries’ employees and of all agents of the Company and each of its Subsidiaries.

(d) The Holders shall promptly provide Parent with copies of all applications and other correspondence to the FCC and any notices, Governmental Authorizations, orders or correspondence received from the FCC.

6.7 Non-Solicitation. Neither the Company nor any of its Subsidiaries nor any of the Holders or any of their respective officers, directors, members, managers, representatives, agents or personnel shall directly or indirectly initiate, solicit, entertain, negotiate, accept or discuss any proposal or offer (an “Acquisition Proposal”) to acquire all or any portion of the Company and/or its Subsidiaries, whether by merger, purchase of stock, purchase of assets, tender offer or otherwise (a “Third Party Acquisition”), or provide any nonpublic information to any third party in connection with an Acquisition Proposal or proposed Third Party Acquisition, or enter into any agreement, arrangement or understanding requiring any of the Company or its Subsidiaries or any Holder to abandon, terminate or fail to consummate the transactions contemplated under this Agreement.

6.8 Supplemental Disclosure.

The Company may from time to time prior to the Closing Date supplement in writing the Disclosure Schedules hereto (each, individually, a “Disclosure Schedule Supplement”, and collectively, the “Disclosure Schedule Supplements”) with respect to any matter hereafter arising that, if existing or known as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules. Regardless of whether the Company determines to provide Parent with one or more Disclosure Schedule Supplements pursuant to the prior sentence, the Company shall be required to inform Parent fully with respect to any matter hereafter arising that, if existing or known as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules. During the same period, the Company and Holders shall also promptly notify Parent of the occurrence of any breach of any covenant of the Company or the Holders contained herein, or of any Event that may make the satisfaction of the conditions set forth in Section 7 of this Agreement impossible or unlikely. To the extent that any Disclosure Schedule Supplements, individually or in the aggregate, do not disclose items that could reasonably be expected to lead to aggregate Losses in excess of $2,000,000, then (i) Parent and the Holders shall share equally in all such Losses, with each such party bearing one-half of the Loss, and (ii) such Disclosure Schedule Supplement(s) shall not have any effect on the satisfaction of the condition to closing set forth in Section 7.2(a)(i). To the extent that any Disclosure Schedule Supplements, individually or collectively, disclose items that could reasonably be expected to lead to aggregate Losses in excess of $2,000,000, then the closing condition set forth in Section 7.2(a)(i) shall be deemed not to have been satisfied, and Parent will have the right to terminate this Agreement upon receipt of such Disclosure Schedule Supplement(s). If the Closing shall occur, however, then Parent and the Holders shall share equally in all such aggregate Losses up to an aggregate of $2,000,000 with Parent bearing one-half of such Loss and the other one-half of the Loss being paid to Parent from the Indemnity Escrow Amount, and Parent shall be deemed to have waived any right to recover pursuant to Article 8 hereof any portion of such aggregate Losses in excess of $2,000,000 except for any rights that Parent has in the event of fraudulent actions by the Company or the Holders. In the event the Company does not provide Parent with one or more Disclosure Schedule Supplements with respect to any matter hereafter arising that, if existing or known as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules, then, if the Closing occurs, Parent shall be entitled to recover the amount of any Losses related to such matter that Parent is entitled to receive under Article 8 hereof.

6.9 Continuation of Insurance. The Company will cause all policies of insurance maintained by the Company as set forth in Section 3.12 of the Disclosure Schedule, other than directors and officers liability insurance, insuring against liability and property damage, fire and other casualty to be continued at their present level of scope and coverage through the second anniversary of the Closing Date for claims incurred through and including the Closing Date, and will add the Parent as a co-insured and loss payee under all such policies of insurance.

6.10 Directors and Officers Liability Insurance.

(a) For the six-year period commencing immediately after the Closing Date, Parent shall cause the Surviving Company to maintain directors and officers liability insurance covering acts or omissions occurring prior to the Closing Date with respect to those persons who are currently covered by the Company’s directors and officers liability insurance policy on terms with respect to such coverage and amount no less favorable to the Company’s directors and officers currently covered by such insurance than those of such policy in effect on the date hereof. The premium for such insurance (the “Tail Insurance Premium”) shall be approved by the Holders’ Representative prior to Closing and be deducted from the Base Purchase Price pursuant to Section 2.4(b) herein.

(b) The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the Persons that are covered by the Company’s current directors and officers insurance policy and their heirs and representatives.

(c) In the event that Parent, the Surviving Company or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume all of the obligations thereof set forth in this Section 6.10.

(d) The protections to be provided pursuant to this Section 6.10 shall be the sole protection provided by the Parent and Surviving Company to those Persons who were directors, officers, managers or employees of the Company prior to the Closing Date, on account of their positions as such, and such Persons shall have no right to seek indemnification from the Surviving Company for any acts or omissions by them in their capacity as such or taken at the request of the Company or its Subsidiaries prior to the Closing Date.

ARTICLE 7

CLOSING CONDITIONS

7.1 Conditions to Obligations of Each Party. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

(a) As of the Closing Date, no Legal Action shall be pending before or taken by any Governmental Authority seeking to directly or indirectly enjoin, restrain, prohibit or make illegal the consummation of the Merger or modify the Merger or this Agreement in a manner unacceptable to the parties or to obtain substantial damages with respect to the consummation of the Merger, and there shall not be in effect any Judgment award of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Merger or modifying the Merger or this Agreement in a manner unacceptable to the parties;

(b) The FCC shall have granted its consent to the Merger and the other transactions contemplated hereby and to the subsequent change of control over the FCC Authorizations (the “FCC Grant”), free of any non-routine conditions adverse to Parent, the Company or the Business; and

(c) All applicable waiting periods under the HSR Act shall have expired or been terminated.

7.2 Conditions to Obligations of Parent. The obligation of Parent to consummate the Merger shall be subject to the satisfaction of the following conditions, any or all of which may be waived, in whole or in part, by Parent:

(a) (i) The representations and warranties of the Company and the Holders contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date with the same force and effect as though made on and as of such date; provided however, that in the event of a breach of a representation or warranty, the condition set forth in this Section 7.2(a)(i) shall be deemed satisfied unless the effect of all such breaches of representations and warranties taken together could reasonably be expected to result in a Material Adverse Effect; and (ii) each and all of the agreements and covenants to be performed or satisfied by the Holders or the Company hereunder at or prior to the Closing Date shall have been duly performed or satisfied;

(b) Since the date of this Agreement, there shall not have been any event, change, circumstance or occurrence that has had or would reasonably be expected to have a Material Adverse Effect;

(c) The Company shall have delivered, or caused to be delivered, to Parent each of the following executed documents, each in customary form reasonably acceptable to Parent:

(i) a copy of resolutions of the managers and members of the Company, and of the directors and, if necessary, stockholder of Common Blocker, authorizing the execution, delivery and performance of this Agreement by the Company and the Common Blocker, respectively, and of the Organizational Documents of the Company and each of its Subsidiaries and the Common Blocker, and an officer’s certificate of the Company, dated the Closing Date, that such resolutions were duly adopted and that such documents have not been amended, and that all are in full force and effect;

(ii) a FIRPTA certificate in accordance with Section 1445 of the Code and the applicable Treasury regulations certifying that such Holder is not a foreign Person in a form reasonably acceptable to Parent;

(iii) the Certificate of Merger, to be held in escrow by Parent until receipt of the Closing Payment in the account (or accounts) designated by the Holders’ Representative pursuant to Section 2.7 hereof;

(iv) an officer’s certificate of the Company certifying to the fulfillment of the conditions set forth in subsections 7.2(a) and (b);

(v) an officer’s certificate of the Company, certifying as to the genuineness of the signatures of officers of the Company authorized to take certain actions or execute any certificate, document, instrument or agreement to be delivered pursuant to this Agreement, which incumbency certificate shall include the true signatures of such officers;

(vi) the Indemnity Escrow Agreement;

(vii) the True-Up Escrow Agreement;

(viii) resignations of the Company’s directors and resignations of any directors of the Company’s Subsidiaries that are appointed by the Company; and

(ix) evidence of the tail insurance coverage contemplated by Section 6.9.

(d) The Company shall have obtained and delivered to Parent the Required Consents and the Required Notices marked with an asterisk in Section 3.1(c) of the Disclosure Schedule;

(e) The Company shall have caused its legal counsel to deliver to Parent the written opinions (a corporate opinion of Weil Gotshal & Manges LLP and a regulatory opinion of Brown Nietert & Kaufman, Chartered) set forth on Exhibit D hereto, which opinions shall be dated the Closing Date and shall contain only such changes as shall be in form and substance reasonably satisfactory to Parent and its counsel;

(f) The Parent shall have consummated the financing on the terms substantially set forth in the Commitment Letter;

(g) The Company shall have provided Parent with payoff letters with respect to all Indebtedness of the Company and its Subsidiaries (except with respect to Indebtedness owed by Commnet of Florida, LLC to the Company) in form and substance reasonably satisfactory to Parent (which shall include giving Parent the authority to file any related Lien releases) (the “Payoff Letters”);

(h) The FCC Grant shall have become a Final Order;

(i) All other authorizations, consents or approvals required to be obtained from, and all notices required to be given to, all Governmental Authorities or any other Person prior to the consummation of the Merger, shall have been obtained from or given to all such Governmental Authorities or any other Person; and

(j) Each of the Holders shall have entered into an agreement terminating as of the Closing Date the Existing Agreements, to the extent such Holder is a party to any Existing Agreement (the “Termination Agreement”).

7.3 Conditions to Obligations of the Company and the Holders. The obligation of the Company and the Holders to consummate the Merger shall be subject to the satisfaction of the following conditions, any or all of which may be waived, in whole or in part, by the Company:

(a) (i) The representations and warranties of Parent contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date with the same force and effect as though made on and as of such date; and (ii) each and all of the agreements and covenants to be performed or satisfied by Parent hereunder at or prior to the Closing Date shall have been duly performed or satisfied in all material respects.

(b) Parent shall have delivered, or caused to be delivered, to Holders’ Representative, each of the following executed documents, each in customary form reasonably acceptable to Holders’ Representative:

(i) an incumbency certificate of Parent’s secretary, certifying as to the genuineness of the signatures of its representatives authorized to take certain actions or execute any certificate, document, instrument or agreement to be delivered pursuant to this Agreement, which incumbency certificate shall include the true signatures of such representatives;

(ii) an officer’s certificate of the Parent, dated as of the Closing Date, certifying to the fulfillment of the conditions set forth in Section 7.3(a);

(iii) the Indemnity Escrow Agreement; and

(iv) the True-Up Escrow Agreement.

ARTICLE 8

INDEMNIFICATION

8.1 Survival of Representations and Warranties. The representations and warranties contained in or made pursuant to this Agreement shall survive the Closing for a period of one year from the date of the Closing; provided, however, that the representations and warranties set forth in Sections 3.6, 3.8, 3.10, 3.16 and 3.17 shall survive until 60 days after the expiration of the applicable statute of limitations during which a claim may be brought against the Company with respect to the subject matter of such representations and warranties, and the representations set forth in Sections 3.1, 3.2, 3.4(a), 4.1 and 4.4 shall survive indefinitely (in each case, the “Indemnity Period”). No claim for indemnification with respect to any representation or warranty may be asserted after the expiration of the applicable Indemnity Period.

8.2 Indemnification by Holders.

(a) Each of the Holders, severally and not jointly agrees that on and after the Closing it shall, to the fullest extent permitted by Law, indemnify and hold harmless Parent and the Surviving Company and their respective Subsidiaries, Affiliates, stockholders, members, managers, directors, officers, employees, partners, agents and representatives, and successors and permitted assigns of the foregoing (collectively, the “Parent Indemnified Parties”) from and against, and shall reimburse the Parent Indemnified Parties for, any and all damages, claims, losses, expenses, costs, obligations, injuries, fines, liens, penalties, deficiencies, diminution in value, Judgments, settlements and liabilities including, without limiting the generality of the foregoing, liabilities for all reasonable attorneys’, accountants’ and experts’ fees (collectively, “Losses”), incurred by the Parent Indemnified Parties and caused by or resulting from (i) any breach of a representation or warranty made by the Company in this Agreement or (ii) any failure by the Company to perform or fulfill any of its covenants set forth in this Agreement; provided, however, that no Holder’s individual liability for indemnification pursuant to this Section 8.2(a) shall exceed such Holder’s pro rata portion of the Loss as set forth opposite such Holder’s name on Appendix C, except to the extent an amount was paid out of the Indemnity Escrow Amount under Section 8.2(b), (e) or (g) that would prevent a pro rata allocation of the Loss. For the avoidance of doubt, the limitation on each Holder’s pro rata portion of the Loss described in the prior sentence shall in no way prevent Parent from being fully reimbursed out of the Escrow Fund for any Losses arising pursuant to this Section 8.2(a).

(b) Each Holder, individually, agrees to indemnify and hold harmless the Parent Indemnified Parties from and against any Losses incurred by the Parent Indemnified Parties and caused by or resulting from (i) any breach of a representation or warranty made by the Holder or (ii) any failure by such Holder to perform or fulfill any covenant of such Holder set forth in this Agreement.

(c) In the event that any indemnifiable Loss pursuant to this Section 8.2 reduces the Final Purchase Price under Section 2.6, such Loss shall not also be subject to indemnification hereunder.

(d) Except to the extent of fraud or willful breach of covenants, representations or warranties from and after the Closing Date, to the fullest extent permitted by Law, the sole and exclusive remedy for any breach of a covenant, representation or warranty by any Holder or the Company or by Parent or Merger Sub under or pursuant to this Agreement or otherwise relating to the subject matter of this Agreement shall be a claim for indemnification pursuant to this Article 8.

(e) Any amounts that Holders are required to pay under this Section 8.2 shall be paid to Parent first out of the Indemnity Escrow Amount, but any such amounts that relate to Losses resulting solely from the breach by any specific Holder(s) of a representation or warranty set forth in Article 4 shall not be paid out of the Indemnity Escrow Amount in excess of such Holder’s pro-rata share of the Final Purchase Price; provided, however, that any amounts payable as a result of a breach of the representations and warranties in Section 4.6, shall be paid out of the Indemnity Escrow Amount in an amount up to the Original Blocker Stock Price less $950,000, regardless of the pro rata share of the Final Purchase Price received by any of the Blocker Entities.

(f) No Holder shall be liable for any indemnification obligation pursuant to this Section 8.2 in excess of the aggregate consideration received by such Holder hereunder; provided, however, that claims against Blocker Holdco pursuant to subsection (g) below shall not be subject to such limitation.

(g) Blocker Holdco agrees to indemnify and hold harmless the Parent Indemnified Parties from and against any Losses incurred by the Parent Indemnified Parties and caused by or resulting from (i) any breach of a representation or warranty made by Blocker Holdco in Section 4.6 or (ii) any failure by the Blocker Entities to perform or fulfill any of their covenants set forth in this Agreement. For the avoidance of doubt, Blocker Holdco’s obligation set forth in this Section 8.2(g) is not subject to the Basket or the Cap.

8.3 Indemnification by Parent.

Parent agrees that on and after the Closing it shall, to the fullest extent permitted by Law, indemnify and hold harmless each Holder, and its respective stockholders, members, Affiliates, managers, directors, officers, employees, partners, agents and representatives, and successors and permitted assigns of the foregoing (collectively, the “Holder Indemnified Parties”) from and against, and shall reimburse the Holder Indemnified Parties for all Losses incurred by the Holder Indemnified Parties and caused by or resulting from (i) any breach of a representation or warranty made by the Parent or Merger Sub in this Agreement, or (ii) any failure by the Parent or Merger Sub to perform or fulfill any of their respective covenants set forth in this Agreement.

8.4 Limitation of Liability.

(a) Notwithstanding the provisions of Section 8.2, after the Closing, the Parent Indemnified Parties shall be entitled to recover their Losses in respect of any claim made pursuant to Section 8.2(a)(i), only in the event that the aggregate of all claims for Losses made by such Parent Indemnified Party exceeds two hundred fifty thousand dollars ($250,000) (the “Basket”), in which event the Parent Indemnified Party shall be entitled to recover all such

Losses in excess of the Basket; provided, however, that the items set forth on Schedule 8.4(a) shall not be subject to the Basket. Except for Losses incurred as a result of willful breach of a covenant, in no event shall the Holders’ collective liability pursuant to Section 8.2(a) or (b), as applicable, exceed five million four hundred thousand dollars ($5,400,000) (the “Cap”).

(b) Notwithstanding the provisions of Section 8.3, after the Closing, the Holder Indemnified Parties shall be entitled to recover their Losses in respect of any claim made pursuant to Section 8.3(i), only in the event that the aggregate of all claims for Losses made by such Holder Indemnified Parties exceeds the Basket, in which event the Holder Indemnified Parties shall be entitled to recover all such Losses in excess of the Basket. Except for Losses incurred as a result of willful breach of a covenant, in no event shall the Parent’s liability pursuant to Section 8.3 exceed the Cap.

(c) If a Parent Indemnified Party or Holder Indemnified Party, as the case may be, shall have received an indemnity payment hereunder in respect of Losses and shall subsequently receive insurance proceeds or other amounts in respect of such Losses, such Parent Indemnity Party or Holder Indemnified Party, as the case may be, shall promptly pay to the indemnifying party a sum equal to the lesser of the amount of such insurance proceeds or other amounts actually received or the amount of such indemnity payment, less in each case any premium adjustment substantially attributable to such claim.

(d) To the extent one or more Holders fully indemnifies any Parent Indemnified Party for a third party claim, such Parent Indemnified Party will assign to the Holders’ Representative (on behalf of the Holders), to the fullest extent allowable, its rights and causes of action with respect to such third party claim, or if assignment is not permissible, such Holders’ Representative will be allowed to pursue such third party claim in the name of such Parent Indemnified Party at the expense of the Holders. Such Holders’ Representative will be entitled to retain the recoveries made as a result of any such action for the account and benefit of the Holders. The Parent Indemnified Party will provide the Holders’ Representative with reasonable assistance (at the expense of the Holders) in prosecuting such third party claim.

8.5 Notice of Claims. Except as otherwise provided in Section 9.3, a Parent Indemnified Party or Holder Indemnified Party, as the case may be, entitled to indemnification pursuant to this Article 8 shall notify the indemnifying party promptly in writing describing such event or circumstance and the resulting Losses with reasonable particularity, containing a reference to the provisions of this Agreement giving rise to such party’s claim, and setting forth the amount of such Losses; provided, that if the indemnifying party is one or more Holder, written notice shall be provided to the Holders’ Representative as agent for such Holder(s). The failure of the Parent Indemnified Party or Holder Indemnified Party, as the case may be, to give reasonably prompt notice of any claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party can demonstrate actual loss and prejudice as a result of such failure.

8.6 Defense of Third Party Claims. The indemnifying party shall have the right (but not the obligation) to conduct and control, through counsel reasonably acceptable to the indemnified party, any third party Legal Action, but the indemnified party may, at its election, participate in the defense thereof at its sole cost and expense. After notice to the indemnified party from the indemnifying party of its election to assume the defense of such third party Legal Action, the indemnifying party shall not be liable to the indemnified party under this Article 8 for any fees of other counsel or any other expenses with respect to the defense of such third party Legal Action incurred after receipt of such notice, other than as set forth in this Section 8.6 or for reasonable costs of investigation, in each case subsequently incurred by the indemnified party in connection with the defense of such third party Legal Action unless and until the indemnifying party notifies the indemnified party in writing that it is electing to no longer assume the control of the defense of the third party Legal Action. Notwithstanding an indemnifying party’s election to assume the defense of a third party Legal Action, the indemnified party shall have the right to employ separate counsel, and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel only if and to the extent: (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such claim include both the indemnifying party and the indemnified party, and the indemnified party shall have reasonably concluded that there may be legal defenses available to it that are different from or additional to, and in either case inconsistent with, those available to the indemnifying party (in which case the indemnifying party shall not have the right to assume the defense of such claim on the indemnified party’s behalf), (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such claim, or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the indemnifying party’s expense. The indemnified party cannot settle any such claim without the indemnifying party’s prior written consent, not to be unreasonably withheld. The indemnifying party shall not compromise or settle any such Legal Action (i) without the prior written consent of the indemnified party, which consent shall not unreasonably be withheld, delayed or conditioned, or (ii) unless (A) the sole relief provided is monetary damages, (B) there is no finding or admission of any violation of law and (C) there is no adverse effect on any other claims that may be made against the indemnified party. The indemnified party and indemnifying parties shall reasonably cooperate in the defense or prosecution of any Legal Action subject to this Section 8.6. Such cooperation shall include reasonable access upon reasonable request during normal business hours afforded to the indemnifying party to, and reasonable retention by the indemnified party of, records and information that are relevant to such third party Legal Action, and making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided that the parties agree to cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney-client and work-product privileges.

8.7 Adjustment to Final Purchase Price. To the extent permitted by applicable Law, Holders and Parent will (and will cause their Affiliates to) treat any indemnification payment made or received under this Agreement as an adjustment to the Final Purchase Price.

ARTICLE 9

TAX

9.1 Section 754 Election. In cooperation with the Parent, the Company and all of the Company’s Subsidiaries (including the Wholly-Owned Subsidiaries, Majority-Owned Subsidiaries and Company Affiliates) that are classified as partnerships for U.S. federal income

Tax purposes (and for applicable state and local income Tax purposes) shall file (i) valid Section 754 Elections, which Section 754 Elections shall be filed by the Company and its Subsidiaries with their U.S. federal income Tax Returns for the taxable year that includes the Merger and shall be effective for such year (unless the Company or any Subsidiary already has a valid Section 754 Election in effect and filed with the IRS) and (ii) any other forms necessary for the completion of valid Section 754 Elections effective as of such taxable year, and shall not take any action or position inconsistent with such Section 754 Elections on any Tax Return or before any Taxing Authority.

9.2 Tax Return Preparation.

(a) For taxable periods that end on or prior to the Closing Date (“Pre-Closing Periods”) and taxable periods that include the Closing Date but do not begin or end on the Closing Date (“Straddle Periods”), the Company shall prepare and file all federal and state Tax Returns of the Company that are required by applicable Law. Such returns shall be prepared using the closing of the books method to the extent permitted by applicable Law. The Holders shall pay all Taxes shown as due on such Tax Returns properly allocable to the Pre-Closing Periods, but only to the extent in excess of Taxes of the Company reserved on the Closing Balance Sheet. All such Tax Returns shall be prepared in a manner consistent with past practice unless such past practice has been finally determined by the applicable Taxing Authority to be incorrect or unless a contrary treatment is required by applicable Law or the judicial or administrative interpretation thereof.

(b) Not later than 15 Business Days prior to the filing of any such Tax Return, the Company shall provide Holders’ Representative with a copy of such Tax Return and the supporting work papers related thereto. Holders’ Representative shall be afforded an opportunity for review of such Return and work papers that is sufficient to enable Holders’ Representative to propose changes to such Tax Return no later than 8 Business Days prior to the date for filing such Tax Return. If such opportunity is provided, the failure of Holders’ Representative to propose any changes to such Tax Return prior to the end of the 8 Business Days shall be deemed an indication that Holders’ Representative has approved such Tax Return.

(c) If Holders’ Representative proposes changes to such Tax Return, the Company and Holders’ Representative shall attempt in good faith to reconcile their differences as to such proposed changes. If the Company and Holders’ Representative reconcile such differences, the Tax Return shall be adjusted accordingly. If the Company and Holders’ Representative are unable to reconcile such differences within 20 Business Days after Holders’ Representative has notified Parent of the proposed changes, the differences shall be submitted for resolution to the Independent Accounting Firm, whose decision shall be final as to the differences thus submitted.

(d) To the extent that the Company is not able to file for an extension of time in which to make a filing if a dispute is ongoing pursuant to subsection (c), the Company may file such Tax Return and shall file an amended Tax Return, if necessary, to conform the filing upon the resolution of such dispute.

9.3 Tax Audits and Claims for Refund.

(a) If any Taxing Authority asserts a claim or otherwise disputes any Tax Return of the Company for a Pre-Closing Period or a Straddle Period or with respect to any Taxes for which Holders may be otherwise responsible, the Company shall, no later than 20 Business Days following its receipt of such claim or dispute, notify Holders’ Representative of such receipt. The Company shall have the right to represent the interests of the Company and to employ counsel of the Company’s choice at the Company’s expense to carry out such representation, provided, that the Company shall inform Holders’ Representative of the progress of such representation and afford Holders’ Representative the opportunity to participate in the representation at the Holders’ expense; and provided, that the Company shall not enter into any settlement, closing agreement or compromise with respect to any such claim or dispute without the consent of Holders’ Representative, which consent shall not be unreasonably withheld.

(b) The Company shall not file any amended Tax Return or claim for refund with respect to Taxes of the Company for Pre-Closing Periods or Straddle Periods without the consent of Holders’ Representative, which consent shall not be unreasonably withheld. In the event that the Company shall receive a refund of Taxes or a credit against Taxes attributable to (i) Pre-Closing Periods, (ii) portions of Straddle Periods that end on or prior to the Closing Date or (iii) Taxes for which the Holders are otherwise responsible, the Company shall pay to Holders’ Representative (for distribution to the Holders) an amount equal to the amount of such refund or credit within 20 Business Days after such receipt or credit.

9.4 Tax Cooperation. The Parent and the Holders shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns relating to the operations of the Company and its Subsidiaries and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include (i) the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and (ii) making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each of the Holders agrees (A) to retain all books and records of the Company with respect to Tax matters pertinent to Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Parent, any extensions thereof) of the respective taxable periods (B) to abide by all record retention agreements entered into with any Taxing Authority and (C) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, allow the other party to take possession of such books and records.

9.5 Transfer Taxes. To the extent that any of the transactions contemplated by this Agreement gives rise to transfer tax liability or other sales and/or use, purchase, stamp or recordation documentary tax and fees (collectively, “Transfer Taxes”), Parent shall promptly pay such Transfer Taxes to the appropriate tax authorities.

9.6 Tax Termination of Company by Consolidation. The parties acknowledge and agree that the Merger of the Merger Sub into the Company will result in the termination of the Company and some or all of the Company’s Subsidiaries for federal income tax purposes pursuant to Code section 708(b)(1)(B).

9.7 Sale or Exchange Treatment. The parties acknowledge that it is the intent of the Holders that, to the extent a Holder receives cash for all or part of such Holder’s Membership Interests, such transaction shall be respected as a sale of partnership interests for federal income tax purposes.

9.8 Short Year Final Return For Company. As a result of the termination referred to above in Section 9.6, the taxable year of the Company will end on the Closing Date, and all income, gain, expense, loss, deduction or credit for the periods from January 1, 2005 up to and including the Closing Date, shall, to the extent permitted by Law, be allocated to the members of the Company pursuant to the terms of the Operating Agreement, and all such allocations with respect to the Company and each of its Subsidiaries shall, to the extent permitted by Law, be determined on the closing of the books method.

9.9 Withholding Taxes. To the extent the cash payable to a Holder in connection with the Merger constitutes wages for employment tax purposes, the Company shall withhold and pay over to the appropriate taxing authorities all amounts required to be withheld. Of the cash otherwise payable to the employees listed on Schedule 9.9, the amounts set forth next to their names on Schedule 9.9 shall be withheld by the Company and paid by it to the appropriate taxing authorities in respect of the employment taxes (“Employee Taxes”).

ARTICLE 10

TERMINATION

10.1 Termination. The transactions contemplated by this Agreement may be terminated and abandoned, by written notice given to the other party hereto, at any time prior to the Closing:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise permanently prohibiting the Merger (which Parent and the Company shall have used all commercially reasonable efforts to have lifted or reversed) and such order, decree, ruling or other action shall have become final and nonappealable;

(c) by Parent, if, as of any date, the Company or Holders shall have breached any of their representations, warranties or covenants such that the condition set forth in Article 7 would be rendered unsatisfied as of the Closing Date and such breach (i) is incapable of being cured or (ii) if capable of being cured is not cured prior to December 31, 2005 (the “Outside Date”);

(d) by the Company, if, as of any date, Parent shall have materially breached any of its representations, warranties or covenants such that the condition set forth in Article 7 would be rendered unsatisfied as of the Closing Date and such breach (i) is incapable of being cured or (ii) if capable of being cured, is not cured prior to the Outside Date;

(e) by either Parent or Holders’ Representative if the Closing shall not have occurred on or before the Outside Date, unless the failure to have the Closing shall be due to the failure of the party seeking to terminate this Agreement to perform in any material respect its obligations under this Agreement required to be performed by it at or prior to the Closing;

(f) by the Holders’ Representative if (i) the Consideration Allocation has not been delivered by Parent to the Holders’ Representative pursuant to Section 2.11 on or before the 45th day following the date hereof or (ii) the allocation of assets presented in the Consideration Allocation initially prepared and delivered by Parent to the Holders’ Representative pursuant to Section 2.11 would result in the Ordinary Income Amount for Tax purposes to be recognized by all Holders to exceed $2,500,000 in the aggregate, and Parent has not offered to cure in accordance with Section 2.11; or

(g) by Parent if the Company provides Parent with one or more Disclosure Schedule Supplements that could reasonably be expected to lead to aggregate Losses in excess of $2,000,000 or if the Company notifies Parent of any Event occurring after the date hereof that would reasonably be expected to have a Material Adverse Effect.

10.2 Effect of Termination. In the event this Agreement is terminated pursuant to Section 10.1, this Agreement (other than the agreements of the parties hereto contained in this Section 10.2 and Article 12, which shall survive the termination of this Agreement) shall become null and void and of no effect with no liability on the part of any party hereto (or of any of its Affiliates, directors, officers, employees, equity holders, agents, legal and financial advisors or other representatives); provided, however, that no such termination by either party shall relieve either party of any liability for fraud or any willful breach of this Agreement arising prior to such termination, and the non-breaching party shall continue to have the right to pursue against the breaching party all legal remedies available to it arising in connection with any such breach.

ARTICLE 11

BROKERS’ FEES

Each party represents and warrants to the other that it shall be solely responsible for the payment of any fee or commission due to any broker or finder it has engaged with respect to this transaction and the other party hereto shall be indemnified for any liability with respect thereto pursuant to Article 8 hereof.

ARTICLE 12

GENERAL PROVISIONS

12.1 Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at law or equity.

12.2 Waivers; Amendments. Amendments to this Agreement may be made only with the consent in writing of the Parent and the Holders’ Representative. No delay on the part of either party at any time or times in the exercise of any right or remedy shall operate as a waiver thereof. The failure to insist upon the strict compliance with the provisions of any covenant, term, condition or other provision of this Agreement or to exercise any right or remedy thereunder shall not constitute a waiver of any such covenant, term, condition or other provisions thereof or default in connection therewith. The waiver of any covenant, term, condition or other provision thereof or default thereunder shall not affect or alter this Agreement in any other respect, and each and every covenant, term, condition or other provision of this Agreement shall, in such event, continue in full force and effect, except as so waived, and shall be operative with respect to any other then existing or subsequent default in connection therewith.

12.3 Fees, Expenses and Other Payments. Parent and the Company shall each bear their own fees and expenses incurred in connection with this Agreement, in each case including regulatory filing fees, costs and expenses and the fees and expenses of financial, legal and accounting advisors. All such fees and expenses of the Holders (but including the fees and expenses of only two legal counsel to the Holders, which shall be Weil, Gotshal & Manges LLP and Brown Nietert & Kaufman, Chartered) that are fully invoiced on or before the Closing shall be borne by the Company.

12.4 Notices. All notices and other communications which by any provision of this Agreement are required or permitted to be given shall be given in writing and shall be deemed to have been delivered (a) five (5) Business Days after being mailed by first-class or express mail, postage prepaid, (b) the next day when sent overnight by recognized courier service, (c) upon confirmation when sent by facsimile if sent before 5:00 p.m. (Massachusetts time) on a Business Day of the recipient, confirmed by mailing (by first class or express mail, postage prepaid, or by recognized courier service) written confirmation on the same day as such facsimile is sent, or (d) upon delivery when personally delivered to the receiving party (which if other than an individual shall be an officer or other responsible party of the receiving party). All such notices and communications shall be mailed, sent or delivered as set forth below or to such other person(s), facsimile number(s) or address(es) as the party to receive any such communication or notice may have designated by written notice to the other party.

(a) If to Parent or Merger Sub:

c/o Atlantic Tele-Network, Inc.

10 Derby Square

Salem, MA 01970

Attention: Michael Prior, CFO

Facsimile No.: (978) 744-3951

Telephone No.: (978) 745-8106

with a copy to (which shall not constitute notice to Parent or Merger Sub):

Edwards & Angell, LLP

101 Federal Street

Boston, MA 02110-1800

Attention: Leonard Q. Slap, Esq.

Facsimile No.: (617) 439-4170

(b) If to Company:

Commnet Wireless, LLC

400 Northridge Road, Suite 130

Atlanta, GA 30350

Facsimile No.: (678) 338-5961

Telephone No.: (678) 338-5960

Attention: Brian Schuchman and Mark Gergel

(c) If to a Holder, to such Holder at the address set forth opposite the name of such Holder on Appendix D.

(d) If to Holders’ Representative:

Summit Ventures VI-A, L.P.

c/o Summit Partners, L.P.

Attention: Thomas Jennings

222 Berkeley Street, 18th Floor

Boston, MA 02116

Facsimile No.: (617) 824-1153

Telephone No.: (617) 824-1000

(e) If to the Company, Holders’ Representative or Holders that are Summit Entities (which shall not constitute notice to the Company, Holders’ Representative or Holders that are Summit Entities):

Weil, Gotshal & Manges LLP

100 Federal Street

Boston, MA 02110

Attention: Steven M. Peck, Esq.

Facsimile No.: (617) 772-8333

Telephone No.: (617) 772-8344

12.5 Severability. If any term or provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative, illegal or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflicting of any provision with any constitution or statute or rule of public policy or for any other reason, such circumstance shall not have the effect of rendering the provision or provisions in question invalid, inoperative, illegal or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative, illegal or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute or rule of public policy, but this Agreement shall be narrowly reformed and construed in any such jurisdiction or case as if such invalid, inoperative, illegal or unenforceable provision had never been contained herein and such provision narrowly reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case.

12.6 Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, binding upon all of the parties. To the extent permitted by Law, in pleading or proving any provision of this Agreement, it shall not be necessary to produce more than one set of such counterparts. Signatures provided by facsimile or electronic copy shall have the same effect as originals.

12.7 Section Headings. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

12.8 Governing Law. This Agreement is made under, and shall be construed and enforced in accordance with and governed by the laws of the State of Massachusetts applicable to agreements made and to be performed solely therein (without giving effect to any principles of conflicts of law or choice of law thereof that would cause the application of the domestic substantive laws of any other jurisdiction). In connection with any controversy arising out of or related to this Agreement, Holders, Company, Parent and Merger Sub hereby irrevocably consent and submit to the jurisdiction of the United States District Court for the District of Massachusetts, if a basis for federal court jurisdiction is present, and, otherwise, in the state courts of the Commonwealth of Massachusetts located in Boston, and agree all such controversies shall be resolved solely in these jurisdictions. In connection with any controversy arising out of or relating to the Agreement, Holders, Company, Parent and Merger Sub each irrevocably (a) consents to service of process out of the aforementioned courts, (b) WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) AND ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE AFOREMENTIONED COURTS, (c) agrees that service of process in any such Legal Action may, to the fullest extent permitted by Law, be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address as provided in Section 12.4, and (d) agrees that nothing in the Agreement shall affect the right to effect service of process in any other manner permitted by the applicable Laws of the Commonwealth of Massachusetts.

12.9 Further Acts. Each party agrees that at any time, and from time to time, before and after the consummation of the transactions contemplated by this Agreement, it will do all such things and execute and deliver all other assurances, as any other party or its counsel reasonably deems necessary or desirable in order to carry out the terms and conditions of this Agreement and the transactions contemplated hereby or to facilitate the enjoyment of any of the rights created hereby or to be created hereunder.

12.10 Entire Agreement; Construction; No Implied Warranties. This Agreement (together with the Disclosure Schedule, the other schedules and exhibits hereto and the other documents delivered or to be delivered in connection herewith) constitute the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and contemporaneous, arrangements, covenants, promises, conditions, undertakings, inducements, representations, warranties and negotiations, expressed or implied, oral or written, between the parties, with respect to the subject matter hereof, including without limitation any previously executed confidentiality agreement and/or the letter of intent dated as of May 26, 2005 between the Company, Parent and certain of the Holders. Each of the parties is a sophisticated Person that was advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement. Each of the parties hereby acknowledges that (a) none of the parties has relied or will rely in respect of this Agreement or the transactions contemplated hereby upon any document or written or oral information previously furnished to or discovered by it or its representatives, other than this Agreement (or such of the foregoing as are delivered at the Closing), (b) there are no representations, warranties or covenants or agreements by or on behalf of any party or any of its respective Affiliates or representatives other than those expressly set forth in this Agreement, and (c) the parties’ respective rights and obligations with respect to this Agreement and the events giving rise thereto will be solely as set forth in this Agreement.

12.11 Assignment. To the fullest extent permitted by Law, this Agreement shall not be assignable (by operation of law or otherwise) by any party and any such assignment shall be null and void; provided, however, that (a) Parent may assign its rights and obligations hereunder to any Affiliate (provided that no such assignment shall relieve Parent of its obligations hereunder), and (b) Parent may assign to its lenders Parent’s right to receive indemnification payments pursuant to Section 8.2 hereof.

12.12 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any third party right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

12.13 Holders’ Representative.

(a) The Holders hereby approve the designation of Summit Ventures VI-A, L.P. to act as the Holders’ Representative, as the attorney-in-fact and agent for and on behalf of each Holder and its respective heirs, successors and assigns with full power in each Holder’s name and on such Holder’s behalf to act according to the terms of this Agreement in the absolute discretion of the Holders’ Representative, including with respect to the delivery of the cash payments to be made to the Holders pursuant to this Agreement, asserting or defending claims for indemnification under Article 8 and the taking by the Holders’ Representative of any and all actions and the making of any decisions required or permitted to be taken by the Holders’ Representative or the Holders under this Agreement, including the exercise of the power to: (a) authorize the release or delivery to Parent of all or any portion of the Indemnity Escrow Amount in satisfaction of indemnification claims by Parent or any other Parent Indemnified Party pursuant to Article 8; (b) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, such indemnification claims; (c) litigate, arbitrate, resolve, settle or compromise any claim for indemnification made pursuant to Article 8; and (d) take all actions necessary in the judgment of the Holders’ Representative for the accomplishment of the foregoing. These powers of attorney granted under this Section 12.13, and all authority hereby conferred is granted and shall be irrevocable and shall not be terminated by any act of any Holder, by operation of law, whether by such person’s death, disability, protective supervision or any other event. Without limiting the foregoing, these powers of attorney are to ensure the performance of a special obligation and, accordingly, by approval of the Merger, each Holder shall, to the fullest extent permitted by law, be deemed to have waived and renounced its, his or her right to renounce this power of attorney unilaterally. By approval of the Merger, each Holder shall, to the fullest extent permitted by law, be deemed to have waived any and all defenses that may be available to contest, negate or disaffirm the action of the Holders’ Representative taken in good faith. The Holders’ Representative shall have authority and power to act on behalf of the Holders with respect to the disposition, settlement or other handling of all claims under Article 8 and all rights or obligations arising under Article 8, including all rights to the Indemnity Escrow Amount. The Holders shall, to the fullest extent permitted by law, be bound by all actions taken and documents executed by the Holders’ Representative in connection with Article 8, and Parent shall be entitled to rely on any action or decision of the Holders’ Representative. In performing the functions specified in this Agreement, the Holders’ Representative may act upon any instrument or other writing believed by the Holders’ Representative in good faith to be genuine and to be signed or presented by the proper Person and shall not, to the fullest extent permitted by Law, be liable to any Holders in connection with the performance by it of its duties in the absence of reckless or willful misconduct on the part of the Holders’ Representative as to the interests of the Holders. Notwithstanding the power of attorney granted in this Section 12.13, no agreement, instrument, acknowledgement or other act or document shall be ineffective solely by reason of a Holder (instead of the Holders’ Representative) having signed or given the same directly.

(b) Each Holder hereby agrees that the Holders’ Representative shall, to the fullest extent permitted by law, be indemnified and held harmless by the Holders, severally (in accordance with their respective percentages set forth on Appendix C) from and against any loss, liability or expense incurred without reckless or willful misconduct on the part of the Holders’ Representative toward the Holders and arising out of or in connection with the acceptance or administration of its duties hereunder as to the interests of the Holders. Any out-of-pocket costs and expenses incurred by the Holders’ Representative in connection with actions taken by the Holders’ Representative pursuant to the terms of this Agreement, including the hiring of legal counsel and the incurring of legal fees and costs (collectively, the “Representative Expenses”) shall be the responsibility of the Holders, severally (in accordance with their respective Percentages set forth on Appendix C). Upon final distribution of the Indemnity Escrow Amount, the Holders’ Representative shall be entitled to retain, out of the aggregate portion of funds in the Indemnity Escrow Amount that otherwise are to be distributed to the Holders, if any, pursuant to the terms of this Agreement any unpaid Representative Expenses or other amounts to be paid by the Holders’ Representative on account of claims for indemnification under Article 8, (including all costs associated with any indemnification claims under Article 8), in accordance with Section 12.14. Without limiting the generality of the foregoing, the Holders’ Representative shall have full power and authority to interpret all the terms and provisions of this Merger Agreement, and to consent to any amendment hereof or thereof, on behalf of all the Holders and their respective heirs, successors and assigns.

(c) Holders who in the aggregate hold at least a majority of the Holders’ percentages as set forth on Appendix C shall have the right at any time to remove the then-acting Holders’ Representative and to appoint a successor Holders’ Representative; provided, that the successor Holders’ Representative appointed accept the responsibility of successor Holders’ Representative and agree to perform and be bound by all of the provisions of this Agreement applicable to the Holders’ Representative. Each successor Holders’ Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Holders’ Representative, and the term “Holders’ Representative” as used herein and shall be deemed to include any interim or successor Holders’ Representative.

(d) Notwithstanding anything to the contrary contained herein, the Company shall act on its own behalf at all times prior to the Effective Time, shall sign on its own behalf and shall not appoint any Person as its lawful attorney-in-fact.

(e) If reasonably requested by the Holders’ Representative for the purpose of satisfying the obligations of Holders’ Representative hereunder, upon reasonable prior notice from the Holders’ Representative and execution of a standard confidentiality agreement, and provided that it does not unduly burden its operations, the Surviving Company shall (i) give Holders’ Representative and its authorized representatives reasonable access during reasonable times to such of the Surviving Company’s and each Subsidiary’s books and records as are reasonably necessary for the Holders’ Representative to satisfy its obligations hereunder, and (ii) make its officers, employees and accountants, available to Holders’ Representative and cause them to assist and cooperate with Holders’ Representative, to the extent reasonably necessary to allow the Holders’ Representative to satisfy its obligations hereunder.

12.14 Payments to Holders. At the Closing, the Parent shall wire transfer the Closing Payment to an account designated by the Company. The Company shall effect the delivery of the Closing Payment payable to the Holders on the Closing Date pursuant to Section 2.7 of this Agreement, less the amount of Employee Taxes to be withheld pursuant to Section 9.9, as applicable. Holders’ Representative shall provide Parent and the Company or Escrow Agent, as applicable, with an instruction letter specifying the amount(s) and account(s) to which any post-Closing payments to the Holders shall be made. The Surviving Company shall have no obligation with respect to such payments except to disburse the amount(s) specified to the account(s) specified by Holders’ Representative in such letter.

12.15 Retention of Counsel. In any dispute or proceeding arising under or in connection with this Agreement, each of the Holders’ Representative and Holders shall have the right, at their election, to retain any of Weil, Gotshal & Manges LLP, Brown Nietert & Kaufman, Chartered, to represent them in such matter, and Parent, for itself and the Company and for its and the Company’s successors and assigns, hereby irrevocably waives and consents to any such representation in any such matter and the communication by such counsel to the Holders’ Representative and Holders in connection with any such representation of any fact known to such counsel arising by reason of such counsel’s prior representation of the Holders’ Representative or Holders. Parent, for itself and the Company and for its and the Company’s successors and assigns, irrevocably acknowledges and agrees that all communications between the Holders’ Representative and Holders and counsel, including Weil, Gotshal & Manges LLP or Brown Nietert & Kaufman, Chartered, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or proceeding arising under or in connection with, this Agreement which, immediately prior to the Closing, would be deemed to be privileged communications of the Holders’ Representative or Holders and their counsel and would not be subject to disclosure to the Parent in connection with any process relating to a dispute arising under or in connection with, this Agreement or otherwise, shall continue after the Closing to be communications between the Holders’ Representative or Holders and such counsel and neither Parent nor any Person purporting to act on behalf of or through Parent shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to the Company and not the Holders’ Representative or Holders. Other than as explicitly set forth in this Section 12.15, the parties acknowledge that any attorney-client privilege attaching as a result of legal counsel representing the Company prior to the Closing shall survive the Closing and continue to be a privilege of the Company, and not the Holders’ Representative or Holders, after the Closing.

ARTICLE 13

GENERAL RELEASE

(a) In consideration of the payment of the Final Purchase Price, effective as of the Effective Time, each Holder hereby fully and finally releases, acquits and forever discharges Parent, the Company and the Company’s Subsidiaries, and each of their respective individual, joint or mutual, past, present and future officers, directors, partners, manager, employees, agents, representatives, affiliates, stockholders, members, controlling persons, parents, subsidiaries, predecessors, successors, assigns, beneficiaries, heirs, executors, insurers, personal representatives and attorneys (individually, a “Releasee” and collectively, “Releasees”) from any and all claims, suits, counterclaims, demands, damages, losses, costs, proceedings, causes of action, orders, obligations, commitments, promises, contracts, agreements, debts, liens, expenses and liabilities whatsoever, whether known or unknown, suspected or unsuspected, fixed or contingent, both at law and in equity (“Claims”), which such Holder has as of the Effective Time, has ever had or may from and after the Effective Time have against the respective Releasees, or any of them, arising contemporaneously with or prior to the Effective Time or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Effective Time, whether or not relating to claims pending on, or asserted after, the Effective Time, excluding (a) any rights arising out of or related to this Agreement or any agreement contemplated by this Agreement, and (b) any rights arising out of any fraudulent action or inaction by any Releasee. Each Holder further agrees not to institute any litigation, lawsuit, claim or action against the Releasees, or any of them, pursuing any Claim released above. Each Holder acknowledges, agrees and represents, on its behalf and on behalf of its affiliates, that (i) it has not assigned any Claim or potential Claim released above against the Releasees to any other Person, (ii) it fully intends to release all Claims arising on or before the Effective Time against the Releasees in accordance herewith other than those specifically reserved herein and (iii) it has been advised by its legal counsel and has negotiated and agreed upon this general release. Each Holder hereby represents and warrants that it has adequate information regarding the terms of this general release, the scope and effect of the releases set forth herein, and all other matters encompassed by this general release to make an informed and knowledgeable decision with regard to entering into this general release, and that such Holder has independently and without reliance upon the Releasees made his, her or its own analysis and decision to enter into this general release.

(b) Effective as of the Effective Time, Parent hereby fully and finally releases, acquits and forever discharges each Holder and each of their respective individual, joint or mutual, past, present and future officers, directors, partners, managers, employees, agents, representatives, affiliates, stockholders, members, controlling persons, parents, subsidiaries, predecessors, successors, assigns, beneficiaries, heirs, executors, insurers, personal representatives and attorneys (individually, a “Holder Releasee” and collectively, “Holder Releasees”) from any and all Claims, which Parent has as of the Effective Time, has ever had or may from and after the Effective Time have against the respective Holder Releasees, or any of them, arising contemporaneously with or prior to the Effective Time or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Effective Time, whether or not relating to Claims pending on, or asserted after, the Effective Time, excluding (a) any rights arising out of or related to this Agreement or any agreement contemplated by this Agreement, and (b) any rights arising out of any fraudulent action or inaction by any Holder Releasee. Parent further releases the Company’s past and current officers and directors from any and all Claims against such Persons except for Claims based on any rights arising out of any fraudulent action or inaction by any such Person. Parent further agrees not to institute any litigation, lawsuit, claim or action against the Holder Releasees, or any of them, pursuing any Claim released above. Parent acknowledges, agrees and represents, on its behalf and on behalf of its Affiliates, that (i) it has not assigned any Claim or potential Claim released above against the Holder Releasees to any other Person, (ii) it fully intends to release all Claims arising on or before the Effective Time against the Holder Releasees in accordance herewith other than those specifically reserved herein and (iii) it has been advised by its legal counsel and has negotiated and agreed upon this general release. Parent hereby represents and warrants that it has adequate information regarding the terms of this general release, the scope and effect of the releases set forth herein, and all other matters encompassed by this general release to make an informed and knowledgeable decision with regard to entering into this general release, and that Parent has independently and without reliance upon the Holder Releasees made its own analysis and decision to enter into this general release.

ARTICLE 14

NON-COMPETITION; NON-SOLICITATION

14.1 Non-Competition; Non-Solicitation.

(a) In consideration of the amounts to be received at the Closing by each of the Executive Holders, and the issuance to BAS of the Common Shares of the Surviving Company, each Executive Holder agrees that, from and after the date hereof, and during the applicable Non-Compete Period, he will not, whether as an owner, equity holder (other than in his capacity as a holder of less than 5% of the equity of any entity whose equity is publicly traded), partner, employee, consultant, advisor, independent contractor or otherwise, directly or indirectly (i) engage in any activity on behalf of or with respect to a Competing Business, (ii) solicit or hire any individual who at the time in question performs services for the Company or any of the Company’s Subsidiaries, (iii) cause, induce or attempt to cause or induce any customer, sponsor, supplier, licensee, licensor, consultant or other business relation of the Company or any of the Company’s Subsidiaries to cease doing business with the Company or its Subsidiaries, to deal with any Competing Business or in any way interfere with its relationship with the Company or any of the Company’s Subsidiaries, or (iv) make any public or private false, derogatory or disparaging comments about the Company or its Subsidiaries, or act in any manner that could reasonably be expected to result in damage to the goodwill or business reputation of the Company or its Subsidiaries or the Business.

(b) Each of the Summit Entities, in consideration of the amounts to be received by it at the Closing, agrees that, from and after the date hereof, and for a period of two years, it will not

(i) solicit or hire an Executive Officer while such Executive Officer is employed by the Company or any of the Company’s Subsidiaries or for six months after such Executive Officer voluntarily terminates his employment with the Company or any of the Company’s Subsidiaries, or (ii) intentionally identify or recommend an Executive Officer as a potential candidate for an employment position with any Person while such Executive Officer is then currently employed by the Company or any of the Company’s Subsidiaries. For purposes of this section, an “Executive Officer” shall mean any one of Brian Schuchman, Mark Gergel or Lou Tomasetti.

(c) Each Executive Holder acknowledges and agrees that the limitations set forth in this Section 14.1 are reasonable with respect to scope, duration and area and are properly required for the protection of the legitimate business interests of the Company and its Subsidiaries. Each Executive Holder and Summit Entity agrees that the covenants set forth in this Section 14.1 shall be enforced to the fullest extent permitted by Law. Accordingly, if in any judicial or similar proceeding a court or any similar judicial body shall determine that such covenant is unenforceable because it covers too extensive a geographical area or survives for too long a period of time, or for any other reason, then the parties intend that such covenant shall be deemed to cover only such maximum geographical area and maximum period of time and shall otherwise be deemed to be limited in such manner as will permit enforceability by such court or similar body. In the event of a breach or violation by an Executive Holder or Summit Entity of this Section 14.1, the Non-Compete Period with respect to such Executive Holder or Summit Entity shall be extended for the number of days in the period from the date of such breach or violation through and including the date that such breach or violation has been fully cured or ceases.

(d) Each Executive Holder and Summit Entity agrees that his breach of the provisions of this Section 14.1 will cause irreparable damage to the Company and its Subsidiaries and that the recovery by the Company of money damages will not constitute an adequate remedy for such breach. Accordingly, each Executive Holder and Summit Entity agrees that the provisions of this Section 14.1 may be specifically enforced against them in addition to any other rights or remedies available to the Company and its Subsidiaries on account of any such breach, and Executive Holder and Summit Entity expressly waives the defense in any equitable proceeding that there is an adequate remedy at law for any such breach.

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IN WITNESS WHEREOF, the parties have executed this Merger Agreement or caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

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SIGNATURE PAGE TO MERGER AGREEMENT

APPENDIX A

DEFINITIONS

“Accountants” has the meaning specified it in Section 2.6(a).

“Accounting Procedures” has the meaning specified it in Section 2.5.

“Acquisition Proposal” has the meaning specified in Section 6.7.

“Act” has the meaning specified in Section 2.1.

“Affiliate”, “Affiliated” means, with respect to any Person, any other Person at the time directly or indirectly controlling, controlled by or under direct or indirect common control with such Person.

“Agreement” means this Merger Agreement, including, unless the context otherwise specifically requires, this Appendix A, the Disclosure Schedule, and all exhibits hereto, and as any of the same may from time to time be supplemented, amended, modified or restated in the manner herein or therein provided.

“Amended and Restated Operating Agreement” means the meaning specified in Section 2.8

“Assets” means all assets, tangible or intangible, used, owned or operated by the Company or any of its Subsidiaries, including without limitation all assets located on their premises or shown on the Interim Balance Sheet or acquired since the date thereof, and all Company Intellectual Property and all of the Company’s equity interest in each of the Wholly-Owned Subsidiaries, Majority-Owned Subsidiaries and Company Affiliates.

“Audited Financial Statements” has the meaning specified in Section 3.3(a)(i).

“BAS” means BAS Capital Holding Corp.

“Base Purchase Price” has the meaning specified in Section 2.4(a).

“Basket” has the meaning specified in Section 8.4(a).

“Best Efforts” means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such a result is achieved as expeditiously as possible; provided that such efforts do not require the payment of money to third parties for consents or other concessions or the incurrence of obligations outside of the ordinary course of a transaction of this type.

“Blocker Common Units” has the meaning specified in Section 2.3(b).

“Blocker Entities” has the meaning specified in the Recitals to this Agreement.

“Blocker GP” has the meaning specified in the Introductory Paragraph to this Agreement.

“Blocker Holdco” has the meaning specified in the Introductory Paragraph to this Agreement.

“Blocker Purchase Price” has the meaning specified in Section 2.6(a).

“Blockers” has the meaning specified in the Introductory Paragraph to this Agreement.

“Business” means the Company’s and each of its Subsidiary’s ownership and operation of the Cellular Systems and the provision of management switching and technical support services to Affiliates and technical support services to carriers in the Ordinary Course of Business.

“Business Day” means a day of the year on which banks are not required or authorized by Law to close in Boston, Massachusetts.

“Cap” has the meaning specified in Section 8.4(a).

“Capital Securities” means, as to any Person that is a corporation, the authorized capital stock of such Person, including all classes and series of common, preferred, voting and nonvoting capital stock, and, as to any Person that is not a corporation or an individual, the ownership or membership interests in such Person, including, without limitation, the right to share in profits and losses, the right to receive distributions of cash and property, and the right to receive allocations of items of income, gain, loss, deduction and credit and similar items from such Person, whether or not such ownership or membership interests include voting or similar rights entitling the holder thereof to exercise control over such Person.

“Cash” means the sum of cash, cash equivalents and liquid investments (plus all uncollected bank deposits and less all outstanding checks) of the Company and its Subsidiaries.

“Cash Deficit” has the meaning specified in Section 2.4(b)(iii).

“Cellular Systems” means the cellular and PCS and other mobile radio telephone networks and systems owned and operated by the Company and the Company’s Subsidiaries as of the date of this Agreement.

“Certificate of Merger” has the meaning specified in Section 2.7.

“Claim” has the meaning specified in Article 13(a).

“Closing” has the meaning specified in Section 2.7.

“Closing Balance Sheet” has the meaning specified in Section 2.6(a).

“Closing Cash Amount” has the meaning specified in Section 2.4(b)(iii).

“Closing Date” has the meaning specified in Section 2.7.

“Closing Indebtedness” has the meaning specified in Section 2.4(b)(ii).

“Closing Net Worth” has the meaning specified in Section 2.4(b)(iv).

“Closing Payment” has the meaning specified in Section 2.7(d).

“Closing Working Capital” has the meaning specified in Section 2.4(b)(i).

“Code” means the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder, or any subsequent legislative enactment thereof, as in effect from time to time.

“Commitment Letter” has the meaning specified in Section 5.4.

“Commnet Holdings” has the meaning specified in the Recitals to this Agreement.

“Common Blocker” has the meaning specified in the Introductory Paragraph to this Agreement.

“Common Share” means a limited liability company interest in the Surviving Company designated as a Common Share.

“Company” means Commnet Wireless, LLC, a Delaware limited liability company, and its predecessors, successors and assigns.

“Company Affiliate” means each of Commnet of Florida, LLC, MoCelCo, L.L.C., Commnet of California, LLC, Tennessee Cellular Telephone Company, L.L.C., Commnet of Delaware, LLC, Prairie Wireless, LLC and any other Person in which the Company or any of its Subsidiaries directly or indirectly owns less than a majority of the outstanding voting securities, except for Pacificom.

“Company Closing Expenses” means the fees and expenses of counsel, financial advisers and accountants incurred or accrued by the Company, whether on its own behalf or on behalf of the Holders, through the Closing Date in connection with the transactions contemplated hereby.

“Company Intellectual Property” includes all Intellectual Property owned or used by the Company and/or its Subsidiaries.

“Company’s Knowledge” means the knowledge of Brian Schuchman, Lou Tomasetti and Mark Gergel, after reasonable inquiry.

“Competing Business” means any business primarily engaged in operating or owning mobile wireless roaming networks located in the United States or the Caribbean.

“Confidential Information” means any and all information related to the business or businesses of the Company and its Subsidiaries obtained from Holders, the Company, any of the Company’s Subsidiaries or any of their representatives or Affiliates, other than information which (i) has been or is obtained from a source independent of Holders, the Company or the Company’s Subsidiaries that, to Parent’s knowledge, is not subject to any confidentiality restriction, or (ii) is or becomes generally available to the public other than as a result of the unauthorized disclosure by Parent or its representatives.

“Consideration Allocation” has the meaning specified in Section 2.11.

“Contract or Contractual Obligation” means any written or oral agreement, arrangement, commitment, contract, covenant, instrument, lease, or license.

“Controlled Group” has the meaning specified in Section 3.16(c).

“Current Assets” means all current assets that are of a type determined to be “current assets” in accordance with GAAP, including the following Assets: (i) Cash (excluding the proceeds of any sales of assets or Capital Securities outside of the Ordinary Course of Business but including the Great Western Sale Proceeds), (ii) trade accounts receivable (except any such accounts receivable owed by any Holder or any Affiliate of any Holder), net of any allowances or reserves for uncollectible accounts maintained in the Ordinary Course of Business, (iii) inventory valued at the lower of cost or net realizable value, and (iv) prepaid items relating to the Assets, including prepaid rent, property taxes, utility charges, fees and deposits paid (but excluding prepaid insurance relating to the Tail Insurance Premium), all determined as of 12:01 a.m. on the Closing Date in accordance with GAAP.

“Current Liabilities” means all current liabilities that are of a type determined to be “current liabilities” in accordance with GAAP, including Company Closing Expenses, but excluding the current portion of any Indebtedness.

“Debt Reduction” has the meaning specified in Section 2.4(b)(ii).

“Debt Repayment Amount” means the amount necessary to repay the full amount of the Closing Indebtedness.

“Disclosure Schedule Supplement(s)” has the meaning specified in Section 6.8.

“Disclosure Schedule” means the Disclosure Schedule dated as of the date hereof and heretofore delivered by the Company and the Holders to Parent, as such may be amended, supplemented or otherwise modified in accordance with the terms hereof.

“DOJ” has the meaning specified in Section 6.2.

“Effective Time” has the meaning specified in Section 2.2.

“Employee Plans” has the meaning specified in Section 3.16(a).

“Employee Taxes” has the meaning specified in Section 9.9.

“Entity” means any corporation, firm, unincorporated organization, association, partnership, limited liability company, trust (inter vivos or testamentary), estate of a deceased, insane or incompetent individual, business trust, joint stock company, joint venture or other organization, entity or business, or any Governmental Authority.

“Environmental Law” means any Law regulating, relating to or otherwise imposing liability or standards of conduct concerning protection of the environment or of human health, or employee health and safety. Environmental Laws shall include without limitation the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. Section 9601 et seq.), the Hazardous Material Transportation Act (49 U.S.C. Section 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 9601 et seq.), the Federal Water Pollution Control Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (42 U.S.C. Section 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. Section 2601 et seq.), the Federal Insecticide Fungicide and Rodenticide Act (7 U.S.C. Section 136 et seq.), and the Surface Mining Control and Reclamation Act of 1977 (30 U.S.C. Section 1201 et seq.), and any analogous federal, state, local or foreign Laws, and the rules and regulations promulgated thereunder all as from time to time in effect, and any reference to any statutory or regulatory provision shall be deemed to be a reference to any successor statutory or regulatory provision.

“Environmental Permit” means any Governmental Authorization required by or pursuant to any Environmental Law.

“ERISA” has the meaning specified in Section 3.16(a).

“Escrow Agent” means The Capital Trust Company of Delaware.

“Estimated Closing Purchase Price Certificate” has the meaning specified in Section 2.5.

“Estimated Purchase Price” has the meaning specified in Section 2.5.

“Event” means the existence or occurrence of any act, action, activity, circumstance, condition, event, fact, failure to act, omission, incident or practice, or any set or combination of any of the foregoing.

“Excess Debt” has the meaning specified in Section 2.4(b)(ii).

“Executive Holder” means each of Brian Schuchman, Mark Gergel, Lou Tomasetti, Robert E. Haver and Charles M. Many.

“Executive Officer” has the meaning specified in Section 14.1(b).

“Existing Agreements” means (a) the Securities Purchase Agreement, dated as of December 22, 2003, between the Company and the other parties thereto, (b) the Recapitalization and Exchange Agreement, dated as of December 22, 2003, between the

Company and the Persons set forth on Schedule I thereto, (c) the Subordinated Debentures, dated December 22, 2003, between the Company and each of Linda Williams, Summit Investors VI, L.P., Summit Ventures VI-A, L.P., SV VI-B Commnet Holdings, L.P., Summit VI Entrepreneurs Fund, L.P., Summit VI Advisors Fund, L.P., Summit Ventures V, L.P., Summit V Advisors Fund, L.P., Summit V Advisors Fund (QP), L.P., KM Partners, LLC, William and Leanne Levy, Thomas Eaton and Lisa Fernandez-Eaton, Marc C. and Anne T. Connelly, George F. Connelly, Ellerbeck Family Partners, Ltd II, Stifel Nicholas, Custodian for Wirt Yerger III IRA, Crown Communications LLC, Grand Mountain Telecom, LLC, Charles W. Uhrig, and John E. Lund, (d) the Redemption Agreement, dated December 22, 2003, between the Company and the Persons set forth on Schedule I thereto, (e) the Manager Indemnification Agreements, dated December 22, 2003, between the Company and each of Brian Schuchman, Bruce Evans and Thomas Jennings, (f) the “Management Rights Letter”, dated December 22, 2003, between the Company and each of the Summit Entities, and (g) the engagement Letter between Commnet of Arizona, LLC and Falkenberg Capital Corporation, dated as of November 19, 2001.

“FAA” means the Federal Aviation Administration, and includes any successor Governmental Authority.

“FCC” means the Federal Communications Commission, and includes any successor Governmental Authority.

“FCC Authorizations” means all of the licenses, approvals and permits and other Governmental Authorizations issued to the Company or its Subsidiaries by the FCC, including without limitation (i) the licenses to operate cellular systems, (ii) any microwave licenses issued by the FCC and used in connection with the Business, (iii) construction permits, if any, that have been issued by the FCC to the Company or any of its Subsidiaries with respect to construction of the Cellular Systems, (iv) any tower registrations filed in the name of the Company or any of its Subsidiaries and (v) any pending applications on file with the FCC relating to any of the foregoing, all of which are listed in Section 3.6(a) of the Disclosure Schedule attached hereto.

“FCC Grant” has the meaning specified in Section 7.1(b).

“Final Order” means an action or decision of the FCC as to which (i) no request for a stay or similar request is pending, no stay is in effect, the action or decision has not been vacated, reversed, set aside, annulled or suspended and any deadline for filing such request that may be designated by statute or regulation has passed, (ii) no petition for rehearing or reconsideration or application for review is pending and the time for the filing of any such petition or application has passed, (iii) the FCC does not have the action or decision under reconsideration on its own motion and the time within which it may effect such reconsideration has passed and (iv) no appeal is pending including other administrative or judicial review, or in effect and any deadline for filing any such appeal that may be designated by statute or rule has passed.

“Final Purchase Price” has the meaning specified in Section 2.6(a).

“Financial Statements” has the meaning specified in Section 3.3(a)(ii).

“FTC” has the meaning specified in Section 6.2.

“GAAP” means United States generally accepted accounting principles as in effect on the date or for the period with respect to which such principles are applied.

“Governmental Authority” means any governmental or quasi-governmental authority, whether administrative, executive, judicial, legislative or other, or any combination thereof, including without limitation any federal, state, territorial, county, municipal or other government or governmental or quasi-governmental agency, arbitrator, authority, board, body, branch, bureau, or comparable agency, commission, corporation, court, department, instrumentality, mediator, panel, system or other political unit or subdivision or other Entity of any of the foregoing, whether domestic or foreign, including without limitation the FCC and the FAA.

“Governmental Authorizations” means all approvals, concessions, consents, franchises, licenses, permits, plans, registrations and other authorizations of all Governmental Authorities held by the Company or one of its Subsidiaries and shall include the FCC Authorizations.

“Great Western Sale Proceeds” means the cash proceeds received by the Company for the sale of its ownership interests in Great Western Cellular Holdings, LLC.

“Gross Up Amount” has the meaning specified in Section 2.11.

“Hazardous Materials” means and include any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, radiofrequency radiation and any other pollutant, contaminants, molds, substance, material, waste, constituent, compound, chemical, natural or man-made element or force (in whatever state of matter): (a) the presence of which requires investigation or remediation under any Environmental Law; or (b) that is defined as a “hazardous waste” or “hazardous substance” under any Environmental Law; or (c) that is toxic, explosive, corrosive, etiologic, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous and is regulated by any applicable Governmental Authority or subject to any Environmental Law; or (d) that contains polychlorinated biphenyls (“PCBs”) and PCB-containing equipment, radon, lead, asbestos or asbestos-containing materials, or urea formaldehyde foam insulation; or (e) that is regulated pursuant to or could give rise to liability under any Environmental Law.

“Holders” means all of the holders of Membership Interests immediately prior to the Effective Time.

“Holder Indemnified Parties” has the meaning specified in Section 8.3.

“Holder Releasee” or “Holder Releasees” has the meaning specified in Section 13(b).

“Holders’ Representative” has the meaning specified in the Introductory Paragraph to this Agreement.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication (i) all obligations for borrowed money or for the deferred purchase price of property or services, including capital leases (other than trade payables on ordinary trade terms incurred in the ordinary course of business), (ii) all obligations evidenced by a note, bond, debenture or similar instrument, (iii) all obligations with respect to all letters of credit, (iv) all obligations under any interest rate and currency protection agreement (including, without limitation, any swaps, forward contracts, caps, floors, collars and similar agreements) and commodity swaps, forward contracts and similar agreements and (v) all guarantees issued in respect of obligations described in clauses (i)-(iv) above of any other Person.

“Indemnity Period” has the meaning specified in Section 8.1.

“Indemnity Escrow Agreement” means that certain Indemnity Escrow Agreement to be entered into as of the Closing Date, among the Parent, the Holders’ Representative and the Escrow Agent, pursuant to Section 2.10(a), in substantially the form of Exhibit B hereto.

“Indemnity Escrow Amount” means $5,400,000.

“Independent Accounting Firm” has the meaning specified in Section 2.11.

“Intellectual Property” means all U.S. and foreign intellectual property, including without limitation (i) (a) patents, inventions, discoveries, processes, designs, techniques, developments, technology and know-how; (b) copyrights and works of authorship in any media, including computer programs, software, hardware, databases, documentation and related works; (c) trademarks, service marks, trade names, brand names, corporate names, domain names, logos, trade dress and other source indicators, and the goodwill of any business symbolized thereby; (d) trade secrets, confidential, proprietary or non-public information, documents, analyses, research and lists (including current and potential customer lists); and (ii) all registrations and applications to register relating thereto.

“Interim Financial Statements” has the meaning specified in Section 3.3(a)(ii).

“Interim Balance Sheet” has the meaning specified in Section 3.3(d).

“IP Licenses” has the meaning specified in Section 3.18(a).

“Judgments” means any judgment, order, writ, injunction, decree, ruling or award of any Governmental Authority.

“Law” means any (a) action, code, consent decree, constitution, directive, enactment, finding, law (including without limitation common law), injunction,

interpretation, Judgment, order, ordinance, policy statement, proclamation, promulgation, regulation, requirement, rule, rule of law, rule of public policy, rule of common law, settlement agreement, statute, writ or any other legally enforceable requirement of any Governmental Authority, domestic or foreign; or (b) arbitrator’s, mediator’s or referee’s award, decision, finding or recommendation.

“Leased Property” has the meaning specified in Section 3.5(b).

“Legal Action” means, with respect to any Person, any and all actions, litigations, investigations, reviews, arbitrations, counterclaims, suits and proceedings by or before any Governmental Authority.

“Lien” means any of the following: mortgage; lien (statutory or other); or other security agreement, arrangement or interest; hypothecation, pledge or other deposit arrangement; assignment; charge; levy; executory seizure; attachment; garnishment; encumbrance (including any easement, exception, reservation or limitation, right of way, and the like); conditional sale, title retention or other similar agreement, arrangement, device or restriction; preemptive or similar right; the filing of any financing statement under the Uniform Commercial Code or comparable Law; restriction on sale, transfer, assignment, disposition or other alienation; or any acquisition option, including any right of first refusal.

“Local TV Act” means the Launching Our Communities’ Access to Local Television Act of 2000, Pub. L. No. 106-553, 114 Stat. 2762, Title X, § 1007 (2000), commonly referred to as the Local TV Act, § 1007(c).

“Losses” has the meaning specified in Section 8.2(a).

“Majority-Owned Subsidiary” means each of Excomm, LLC and Elbert County Wireless, LLC and any other Person in which the Company or any of its Subsidiaries directly or indirectly owns more than fifty percent (50%) (but not all) of the outstanding voting securities.

“Master Real Estate Schedule” has the meaning given in Section 3.5(b).

“Material Adverse Effect” means any Event, circumstance, condition or change, that results in, or that may reasonably be expected to result in, individually or in the aggregate, a material adverse effect on the business operations, results of operations, or financial condition of the Company and its Subsidiaries, taken as a whole, or the ability of Holders or the Company to effect the Closing, provided none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: any adverse change, Event, development or effect arising from or relating to (i) general business or economic conditions or conditions affecting the wireless telecommunications industry generally, (ii) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack anywhere in the world, (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP, (v) changes in Law, or (vi) the execution or announcement of this Agreement or the taking of any action contemplated by this Agreement or consented to by the Parent.

“Material Contract” has the meaning specified in Section 3.14(a).

“Membership Interests” means all of the limited liability company interests in the Company.

“Merger” has the meaning specified in the Recitals to this Agreement.

“Merger Sub” has the meaning specified in the Introductory Paragraph to this Agreement.

“Net Worth” means total assets minus total liabilities, determined in accordance with GAAP.

“Net Worth Shortfall” has the meaning specified in Section 2.4(b)(iv).

“Non-Adjustment Range” has the meaning specified in Section 2.4(b)(i).

“Non-Compete Period” means the period commencing on the date hereof and continuing until (a) in the case of Brian Schuchman, the third anniversary of the Closing Date and (b) in the case of Lou Tomasetti, Mark Gergel, Robert E. Haver and Charles M. Many, the second anniversary of the Closing Date.

“Operating Agreement” has the meaning specified in Section 2.3(b).

“Ordinary Income Amount” has the meaning specified in Section 2.11.

“Ordinary Course of Business” means the usual and ordinary course of business of the Company and its Subsidiaries consistent with past custom and practice.

“Organizational Documents” means the certificates of limited partnership, certificates of formation, articles of organization, operating agreements, limited partnership agreements and limited liability company agreements and all other similar governing documents of a Person.

“Original Blocker Stock Price” has the meaning specified in Section 2.5.

“Outside Date” has the meaning specified in Section 10.1(c).

“Pacificom” means Pacificom Holdings, LLC.

“Parent” has the meaning specified in the Introductory Paragraph to this Agreement.

“Parent Indemnified Parties” has the meaning specified in Section 8.2(a).

“Payment Instructions” has the meaning specified in Section 2.7(d).

“Payoff Letters” has the meaning specified in Section 7.2(f).

“Permitted Liens” means (a) Liens for current taxes not yet due and payable or otherwise being disputed by Company or one of its Subsidiaries in good faith by appropriate proceedings and for which adequate reserves have been set aside on the books of Company or one of its Subsidiaries, but only so long as no foreclosure, distraint, sale of similar enforcement proceedings have been commenced with respect thereto, (b) worker’s, carrier’s and materialman’s liens for construction in progress not yet due and payable, (c) easements, rights of way or similar grants of rights to a third party for access to or access across, over or beneath any real property or granted to any utility company or similar entity in connection with electricity, water, sewage, telephone, gas or similar services which do not materially interfere with the use of such property in the Ordinary Course of Business, (d) all easements, restrictions, encroachments, imperfections of title, encumbrances and other matters of record, in addition to any so-called “standard title exceptions” which may appear in any title commitment or policy that do not materially interfere with the conduct of the business of the Company or its Subsidiaries in the Ordinary Course of Business, (e) any interest or title of a lessor, or sublessor or sublessee under any lease of real estate, (f) any zoning or similar law or right reserved to or vested in any Governmental Authority to control or regulate the use of any Asset, (g) any interest of any mortgagee or any landlord or of other third parties with respect to a landlord’s interest with respect to real property leased by the Company or any of its Subsidiaries, and (h) the option held by Freedom Wireless Gila, Inc. to acquire the FCC Authorization under call sign WQAE414.

“Person” means any natural individual or any Entity.

“Pre-Closing Periods” has the meaning specified in Section 9.2(a).

“Predecessor Companies” means BAS, Solid Communications Corp., Chama Communications Corp., Grizzly Bear Wireless Corp., Indian Hills Wireless, Inc., Commnet of Illinois, Inc., Salt Flats Wireless, Inc., Commnet Personal Comm. Services, LLC, Grizzly Bear Communications, LLC, Indian Hills Wireless Communications, LLC and AWZ Cellular Corporation.

“Preferred Blocker” has the meaning specified in the Recitals to this Agreement.

“Preferred Unit” means a Preferred Unit of limited liability company interest in the Company granted pursuant to the Operating Agreement.

“Pre-Merger Transactions” has the meaning specified in Section 2.12.

“Purchase Price Adjustment Certificate” has the meaning specified in Section 2.6(a).

“Raymond James” means Raymond James & Associates, Inc.

“Raymond James Fee” means the total amount owed to Raymond James by the Company and any Holder with respect to the transactions contemplated by this Agreement, which shall be calculated in accordance with the terms of that certain letter dated March 9, 2004 between the Company and Raymond James, the final amount of which shall be provided to Parent by the Holders’ Representative at least five (5) Business Days prior to the Closing Date.

“Releasee” or “Releasees” has the meaning specified in Article 13(b).

“Representative Expenses” has the meaning specified in 12.13(b).

“Required Consents” has the meaning specified in Section 3.1(c).

“Rollover Units” has the meaning specified in Section 2.3(b).

“Site Leases” means the ground leases, licenses or other right of use agreements pursuant to which the Company or one of its Subsidiaries holds a leasehold estate, leasehold interest, or other real property interest, or uses or occupies a Tower Site.

“Straddle Periods” has the meaning specified in Section 9.2(a).

“Subsidiary” of any Person, means, from time to time, (i) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary or contingent voting power to elect directors or managers of such corporation is owned by such Person directly or indirectly through Subsidiaries of such Person, and (ii) any partnership, association, joint venture, limited liability company or other entity in which such Person directly or indirectly through any Subsidiaries has more than a 50% equity interest or is a general or managing partner. Unless otherwise specified, a Subsidiary of the Company shall include the Wholly-Owned Subsidiaries, the Majority-owned Subsidiaries and the Company Affiliates.

“Summit Entities” means, collectively, Summit Ventures V, L.P., Summit V Advisors Fund, L.P., Summit V Advisors Fund (QP), L.P., Summit Ventures VI-A, L.P., SV VI-B Commnet Holdings, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P. and Summit Investors VI, L.P.

“Surviving Company” has the meaning specified in Section 2.1.

“Tail Insurance Premium” has the meaning specified in Section 6.10(a).

“Tax” and “Taxes” means all taxes (domestic or foreign), including without limitation any income (net, gross or other including recapture of any tax items such as investment tax credits), alternative or add-on minimum tax, gross income, gross receipts, gains, sales, use, leasing, lease, user, ad valorem, transfer, recording, franchise, profits, property (real or personal, tangible or intangible), fuel, license, withholding on amounts paid to or by such Person, payroll, employment, unemployment, social security, excise, severance, stamp, occupation, premium, environmental or windfall profit tax, custom, duty or other tax, or other like assessment or charge of any kind whatsoever, together with any interest, levies, assessments, charges, interest, penalties, additions to tax or additional amount imposed by any Taxing Authority whether disputed or not.

“Tax Return” or “Returns” means any returns, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax.

“Termination Agreement” has the meaning specified in Section 7.2(j).

“Third Party Acquisition” has the meaning specified in Section 6.7.

“Tower Leases” means the leases, licenses or other Contracts to which Company or one of its Subsidiaries is a party and pursuant to which a Person grants to the Company or one of its Subsidiaries a leasehold estate, leasehold interest or the right to use or occupy space on the towers located on Tower Sites.

“Tower Sites” means the tracts of real property, either owned or leased, on which the Company’s or any of its Subsidiaries’ wireless communications tower structures and related improvements are located.

“Transfer Taxes” has the meaning set forth in Section 9.5.

“True-Up Escrow Agreement” means the Escrow Agreement to be entered into on the Closing date, among the Parent, the Holders’ Representative and the Escrow Agent, pursuant to Section 2.10(b), in substantially the form of Exhibit C hereto.

“True-Up Escrow Amount” means $2,000,000.

“WARN” has the meaning specified in Section 3.17(b).

“Wholly-Owned Subsidiary” means each of Chama Wireless, LLC, Commnet Illinois, LLC, Commnet of Arizona, LLC, Commnet Four Corners, LLC, Commnet of Missouri, LLC, and any other Person in which the Company or any of its Subsidiaries directly or indirectly owns all of the outstanding voting securities.

“Working Capital” means the difference between the Current Assets and the Current Liabilities as of the Effective Time.

“Working Capital Excess” has the meaning specified in Section 2.4(b)(i).

“Working Capital Shortfall” has the meaning specified in Section 2.4(b)(i).